UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2023

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	TCOA	New York Stock Exchange
Redeemable Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On September 8, 2023, Zalatoris Acquisition Corp., a Delaware corporation (the “Company”) entered into a definitive Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) with Millymont Limited, a private limited company incorporated in Ireland (“Holdco”), AnyTech365 Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco (“Merger Sub”), J. Streicher Technical Services, LLC, a Delaware limited liability company (“J. Streicher”), Anteco Systems, S.L., trading as AnyTech365, a company incorporated in Spain and registered at the Commercial Registry of Malaga under reference MA-122108 (the “Target”), Miguel Ángel Casales Ruiz and Thomas Marco Balsloev, as the Target’s representatives (the “Target’s Representatives”), and Jaleel Lewis, as the Company’s representative (the “Company Representative”). The Company, Merger Sub, Holdco, J. Streicher, Target, Target’s Representatives, and Company Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

Business Combination

Pursuant to the Business Combination Agreement, upon the closing (the “Closing”) of the contemplated transactions (collectively, the “Business Combination”):

•

The Parties will (i) cause Holdco to issue ordinary shares of Holdco (“Holdco Shares”) with an aggregate value of $4.35 million to J. Streicher; (ii) effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Holdco (the “Zalatoris Merger”), as a result of which (a) the Company will issue shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), to Holdco, with such amount of shares to be determined in accordance with the terms of the Business Combination Agreement, (b) all of the issued and outstanding shares of Class A Common Stock of the Company held by the Company’s stockholders (other than Holdco) will be converted into Holdco Shares at a one-for-one ratio, and (c) each outstanding warrant of the Company will be assumed by Holdco and automatically adjusted to become exercisable to purchase one Holdco Share; and (iii) effect the merger of the Target into Holdco, with Holdco continuing as the surviving entity (the “AnyTech Merger” and together with the Zalatoris Merger, the “Mergers”), as a result of which the stockholders of the Target will receive Holdco Shares with an approximate value of $145.65 million (the “Target Consideration”), with such Target Consideration subject to adjustment based on the Target’s net indebtedness, working capital, and transaction expenses following the Closing, all upon the terms set forth in the Business Combination Agreement. The stockholders of the Target will receive approximately $138.37 million in Holdco Shares at the Closing, and approximately $7.28 million in Holdco Shares will be placed in escrow pursuant to the Escrow Agreement (as defined below) (the “Escrow Shares”), which Escrow Shares shall be released to either the Purchaser or the stockholders of the Target based on the nature of the adjustment to the Target Consideration.

•

The Company will amend and restate its amended and restated certificate of incorporation to, among other matters: (i) change its name to a name elected by the Company; and (ii) read identically to the certificate of incorporation of Merger Sub. Additionally, each then-outstanding share of the Company’s Class B common stock, par value $0.0001 per share, will be converted into one share of Class A Common Stock.

•

Holdco will, prior to completion of the Mergers, re-register as an Irish public company limited by shares and amend and restate its articles of association to, among other matters: (i) change its name to “AnyTech365 plc,” or such other name as mutually agreed to by the Company and Holdco; and (ii) provide for a post-closing board comprised of seven (7) directors.

Representations and Warranties; Covenants

Pursuant to the Business Combination Agreement, the parties made customary representations and warranties for transactions of this type. The representations and warranties made by the Company and the Target will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the applicable party, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate, or enter into a competing transaction. The covenants of the parties in the Business Combination Agreement generally will not survive the Closing, subject to certain exceptions, including certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.

Conditions to Each Party’s Obligation to Close

Pursuant to the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the representations and warranties of the respective parties being true and correct subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Business Combination Agreement; (iii) the approval by the Company’s stockholders of the Business Combination; (iv) the approval by the Target’s stockholders of the Business Combination; (v) the reorganization of the Holdco board of directors to consist of seven (7) directors; (vi) the absence of any Material Adverse Effect (as defined in the Business Combination Agreement) with respect to the Company or with respect to the Target since the effective date of the Business Combination Agreement that is continuing and uncured; (vii) the expiration or termination, as applicable, of any waiting period (and any extension thereof) applicable to the consummation of the Business Combination Agreement under any antitrust laws; (viii) the receipt of all consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Business Combination Agreement; (ix) the existence of Minimum Cash Proceeds (as defined in the Business Combination Agreement) of at least $5,000,000; (x) the registration statement filed in connection with the Business Combination being declared effective by the U.S. Securities and Exchange Commission (the “SEC”); (xi) the entry into certain ancillary agreements as of the Closing; (xii) the approval of the listing of the Holdco Shares and warrants of Holdco on the New York Stock Exchange (“NYSE”); and (xiii) the receipt of certain closing deliverables.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by the mutual written consent of the Company, Holdco, and the Target, (ii) by written notice by the Company or J. Streicher if any of the conditions to the Closing (a) have not been satisfied or waived to the extent that they are not capable of being satisfied or (b) have not been satisfied or waived by the Long Stop Date (as defined in the Business Combination Agreement); (iii) by written notice by the Company or the Target if a governmental authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; (iv) by written notice by Company, if (a) there has been a material breach by the Target of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of the Target shall have become untrue or inaccurate, in any case, and (b) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (1) twenty (20) days after written notice of such breach or inaccuracy is provided or (2) the Long Stop Date; (v) by written notice by the Company if the Audited Financial Statements (as defined in the Business Combination Agreement) delivered by the Target pursuant to the Business Combination Agreement differ materially from the Annual Financial Statements (as defined in the Business Combination Agreement); (vi) by written notice by the Company to the Target, if there shall have been a Material Adverse Effect (as defined in the Business Combination Agreement) on the Target following the effective date of the Business Combination Agreement which is uncured for at least ten (10) business days after written notice of such Material Adverse Effect is provided by the Company to the Target; (vii) by written notice by the Company, if the Company’s stockholders do not approve the Business Combination; or (viii) by written notice by either the Company or the Target if the Closing has not occurred by or before the Long Stop Date.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Business Combination Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Stockholder Support Agreement

In connection with entry into the Business Combination Agreement, the Target, the stockholders of the Target, J. Streicher, Holdco, and the Company have executed a stockholder support agreement (the “Stockholder Support Agreement”) pursuant to which, among other things, the stockholders of the Target have agreed to adopt and approve, in accordance with the terms and subject to the conditions of the Target’s organizational documents, (i) the AnyTech Merger, (ii) entry into the Business Combination Agreement by the Target, and (iii) such other resolutions and actions as necessary or desirable in connection with the consummation of the Business Combination.

The foregoing description is only a summary of the Stockholder Support Agreement and is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Lock-up Agreement

Prior to the Closing, Holdco and certain of the stockholders of the Target (the “Significant Target Stockholders”) will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, the Holdco securities held by the Significant Target Stockholders will be locked-up for a period of up to twelve months from the date of the Closing, in accordance with the terms set forth therein.

Non-Competition Agreement

Prior to the Closing, the Company, the Target, and the Significant Target Stockholders will enter into a non-competition and non-solicitation agreement (the “Non-Competition Agreement”), pursuant to which, among other things, the Significant Target Stockholders agree not to (i) compete with the business of the post-combination company for a period of two (2) years following the Closing, among other matters, or (ii) solicit the employees or customers of the Company, the Target, or their affiliates for a period of two (2) years following the Closing, among other matters.

Escrow Agreement

Prior to the Closing, Holdco, the Target’s Representatives, and a mutually agreed upon escrow agent shall enter into an escrow agreement (the “Escrow Agreement”), pursuant to which, among other things, the parties thereto shall cause the Escrow Shares to be held in escrow for use in connection with any adjustments to the Target Consideration.

Prospectus and Proxy Statement

As promptly as practicable after the effective date of the Business Combination Agreement, the Company will file with the SEC a Registration Statement on Form F-4 containing a prospectus and proxy statement (as amended or supplemented, the “Prospectus and Proxy Statement”) to be delivered to its stockholders in connection with a special meeting of the Company’s stockholders to be held to consider approval and adoption of (i) the Business Combination Agreement and the Business Combination; (ii) the issuance of the Company’s Class A Common Stock in connection with the Business Combination; (iii) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination (the approvals described in foregoing clauses (i) through (iii), collectively, the “Stockholder Approval Matters”); and (iv) the adjournment of the special meeting of the Company’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of the Company.

Stock Exchange Listing

The Company will use its reasonable best efforts to cause the Holdco Shares and public warrants of Holdco issued in connection with the Business Combination Agreement to be approved for listing on the NYSE at Closing. During the period from the date hereof until the Closing, the Company will use commercially reasonable efforts to maintain the listing of its units, Class A Common Stock, and warrants for trading on the NYSE.

Additional Information and Where to Find It

As discussed above, the Company intends to file the Prospectus and Proxy Statement with the SEC, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about the Company, the Target, the Business Combination and the other Stockholder Approval Matters. When available, the Prospectus and Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, NY 10005.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as amended, which was initially filed with the SEC on March 8, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, NY 10005. Additional information regarding the interests of such participants will be contained in the Prospectus and Proxy Statement when available.

The Target and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination and related matters. A list of the names of such parties and information regarding their interests in the Business Combination and related matters will be included in the Prospectus and Proxy Statement when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Business Combination Agreement, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the transactions contemplated by the Business Combination Agreement may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the transactions contemplated by the Business Combination Agreement may not be completed by the Company’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the transactions contemplated by the Business Combination Agreement, including the adoption of the Business Combination Agreement by the stockholders of the Company, the satisfaction of the minimum cash amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the transactions contemplated by the Business Combination Agreement; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the transactions contemplated by the Business Combination Agreement on the Target’s business relationships, performance and business generally; (vii) risks that the transactions contemplated by the Business Combination Agreement disrupt current plans and operations of the Target; (viii) the outcome of any legal proceedings that may be instituted against the Target or the Company related to the Business Combination Agreement or the transactions contemplated thereby; (ix) the ability to maintain the listing of the Company’s securities on the NYSE; (x) the price of the Company’s securities, including following the Closing, may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Target operates, variations in performance across competitors, changes in laws and regulations affecting the Target’s business and changes in the capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions contemplated by the Business Combination Agreement, and identify and realize additional opportunities; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Target operates, and the risk of changes in applicable law, rules, regulations and regulatory guidance that could adversely impact the Target’s operations; (xiii) the risk that the Target and its current and future collaborators are unable to successfully develop and commercialize the Target’s products or services, or experience significant delays in doing so; (xiv) the risk that the Target may not achieve or sustain profitability; (xv) the risk that the Target will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvi) the risk that the Target experiences difficulties in managing its growth and expanding operations.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement dated September 8, 2023

10.1	Stockholder Support Agreement dated September 8, 2023

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALATORIS ACQUISITION CORP.

Date: September 8, 2023	By:	/s/ Paul Davis
Paul Davis Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

by and among

Millymont Limited

J. Streicher Technical Services, LLC

Zalatoris Acquisition Corp.

AnyTech365 Merger Sub, Inc.

Miguel Ángel Casales Ruiz and Thomas Marco Balsloev

in the capacity as the Company’s Representatives

and

Jaleel Lewis

in the capacity as the Purchaser Representative

and

Anteco Systems, S.L., trading as AnyTech365

Dated as of September 8, 2023

ARTICLE I. [INTENTIONALLY OMITTED]		4

ARTICLE II. MERGERS		4

2.1	Mergers	4
2.2	Effective Time	5
2.3	Effect of the Mergers	5
2.4	AnyTech365 Merger Process	5
2.5	Tax Treatment.	6
2.6	Certificate of Incorporation and Bylaws	6
2.7	Zalatoris Merger Consideration	7
2.8	Stockholder Share Consideration	7
2.9	Treasury Stock	8
2.10	Rights Cease to Exist	8
2.11	Surrender of Securities and Disbursement of Share Consideration	8
2.12	Closing Calculations	9
2.13	Taking of Necessary Action; Further Action	10
2.14	Taking of Necessary Action; Further Action	12
2.15	Escrow	12
2.16	Exchange Ratio	13

ARTICLE III. CLOSING		13

3.1	Closing	13
3.2	Long Stop Date	13

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		14

4.1	Organization and Standing	14
4.2	Authorization; Binding Agreement	14
4.3	Governmental Approvals	15
4.4	Non-Contravention	15
4.5	Capitalization	15
4.6	SEC Filings and Purchaser Financials	16
4.7	Absence of Certain Changes	18
4.8	Compliance with Laws	18
4.9	Actions; Orders; Permits	18
4.10	Taxes and Returns	18
4.11	Employees and Employee Benefit Plans	19
4.12	Properties	19
4.13	Material Contracts	19
4.14	Transactions with Affiliates	20
4.15	Finders and Brokers	20
4.16	Certain Business Practices	20
4.17	Insurance	21
4.18	Purchaser Trust Account	21
4.19	Independent Investigation	21

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF TARGET COMPANIES		22

5.1	Organization and Standing	22
5.2	Authorization: Binding Agreement	22
5.3	Capitalization	23

-i-

5.4	Subsidiaries	24
5.5	Governmental Approvals	24
5.6	Non-Contravention	24
5.7	Financial Statements	25
5.8	Absence of Certain Changes	26
5.9	Compliance with Laws	27
5.10	Target Company Permits	27
5.11	Litigation	27
5.12	Material Contracts	28
5.13	Intellectual Property	30
5.14	Taxes and Returns	35
5.15	Real Property	36
5.16	Personal Property	37
5.17	Title to and Sufficiency of Assets	37
5.18	Employee Matters	37
5.19	Benefit Plans	39
5.20	Environmental Matters	41
5.21	Transactions with Related Persons	42
5.22	Insurance	42
5.23	Books and Records	43
5.24	Top Customers and Suppliers	43
5.25	Certain Business Practices	43
5.26	Compliance with Privacy Laws, Privacy Policies and Certain Contracts	44
5.27	[Intentionally Omitted]	45
5.28	Investment Company Act	45
5.29	Finders and Brokers	45
5.30	Independent Investigation	45
5.31	Information Supplied	45
5.32	Disclosure	46

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF MERGER SUB		46

6.1	Organization and Standing	46
6.2	Authorization: Binding Agreement	47
6.3	Governmental Approvals	47
6.4	Non-Contravention	47
6.5	Capitalization	48

ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF HOLDCO		49

7.1	Organization and Standing	49
7.2	Authorization; Binding Agreement	50
7.3	Governmental Approvals	50
7.4	Non-Contravention	50
7.5	Capitalization	51
7.6	Holdco Activities	51
7.7	Compliance with Laws	51
7.8	Actions; Orders	52
7.9	Transactions with Related Persons	52
7.10	Finders and Brokers	52
7.11	Investment Company Act	52
7.12	Intended Tax Treatment	52
7.13	Ownership of Holdco Ordinary Shares	52

-ii-

ARTICLE VIII. COVENANTS		53

8.1	Access and Information	53
8.2	Conduct of Business of the Target Company	54
8.3	Conduct of Business of the Purchaser	57
8.4	Holdco Re-registration	57
8.5	Holdco Equity Plan	57
8.6	Annual and Interim Financial Statements	58
8.7	Purchaser Public Filings	58
8.8	No Solicitation	58
8.9	No Trading	59
8.10	Notification of Certain Matters	59
8.11	Efforts	60
8.12	Tax Matters	62
8.13	Further Assurances	62
8.14	The Registration Statement	62
8.15	Public Announcements	64
8.16	Confidential Information	65
8.17	Documents and Information	66
8.18	Post-Closing Board of Directors and Executive Officers	67
8.19	Indemnification of Directors and Officers; Tail Insurance	67
8.20	Trust Account Proceeds	68
8.21	Indemnification and Insurance	68
8.22	Amended Holdco Memorandum and Articles of Association	68
8.23	Financing and Transaction Expenses	69
8.24	Employment and/or Consulting Agreements.	69

ARTICLE IX. NO SURVIVAL		69

9.1	No Survival	69

ARTICLE X. CLOSING CONDITIONS		69

10.1	Conditions to Each Party’s Obligations	69
10.2	Conditions to Obligations of the Company	70
10.3	Closing Deliveries	71
10.4	Conditions to Obligations of the Purchaser	72
10.5	Frustration of Conditions	73

ARTICLE XI. TERMINATION AND EXPENSES		74

11.1	Termination	74
11.2	Effect of Termination	75
11.3	Fees and Expenses	75

ARTICLE XII. WAIVERS AND RELEASES		75

12.1	Waiver of Claims Against Trust	75

ARTICLE XIII. MISCELLANEOUS		77

13.1	Notices	77
13.2	Binding Effect; Assignment	79
13.3	Third Parties	79
13.4	Arbitration	79
13.5	Governing Law; Jurisdiction	80
13.6	Waiver of Jury Trial	81
13.7	Specific Performance	81

-iii-

13.8	Severability	81
13.9	Amendment	81
13.10	Waiver	82
13.11	Entire Agreement	82
13.12	Interpretation	82
13.13	Counterparts	83
13.14	Purchaser Representative	83
13.15	Company’s Representatives	85
13.16	Legal Representation	87

ARTICLE XIV. [INTENTIONALLY OMITTED]		88

ARTICLE XV. DEFINITIONS		89

15.1	Certain Definitions	89
15.2	Section References	103

-iv-

BUSINESS COMBINATION AGREEMENT

AND PLAN OF MERGER

THIS BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 8, 2023 by and among:

A.	Millymont Limited (“Holdco”), a private limited company incorporated in Ireland under registered number 607445;

B.	J. Streicher Technical Services, LLC (“J. Streicher”), a Delaware limited liability company;

C.	Zalatoris Acquisition Corp., a company incorporated in Delaware (together with its successors, the “Purchaser”);

D.	AnyTech365 Merger Sub, Inc. (“Merger Sub”), a company incorporated in Delaware;

E.

Anteco Systems, S.L., trading as AnyTech365, a company incorporated in Spain and registered at the Commercial Registry of Malaga under reference MA-122108 (“Company”) together with the AnyTech365 Subsidiaries (each, a “Target Company” and collectively “Target Companies”);

F.	Jaleel Lewis (the “Purchaser Representative”); and

G.	The representatives of the Company acting jointly and severally:

a.

Miguel Ángel Casales Ruiz, of legal age, of Spanish nationality, single, Chief Financial Officer, with residence in Spain, residing at Calle Duquesa de Parcent 10, 1-2, 29001 Málaga, provided with Spanish ID Card number 76436528F, in force; and

b.

Thomas Marco Balsloev, of legal age, of Danish nationality, with professional address in Frederiksberg, Bentzonsvej 39,2. Tv, 2000, and holder of passport of his nationality number 205450147, in force,

(individually, a “Company Representative” and collectively the “Company’s Representatives”).

H.

Holdco, J. Streicher, Purchaser, Merger Sub, the Target Companies and the Company’s Representatives are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used and not otherwise defined herein have the meaning set forth in Article XV.

RECITALS:

WHEREAS, Purchaser is a blank check company incorporated in Delaware for the purpose of entering a Business Combination with one or more businesses or entities;

WHEREAS, Holdco as a private limited company incorporated in Ireland and, after the date hereof and before the Closing Date, Holdco will re-register as an Irish public company limited by shares and change its name to “Anytech plc” or such other name as agreed between the Parties (“Holdco Re-registration”);

WHEREAS, (a) prior to the Zalatoris Merger, Holdco will issue Holdco Ordinary Shares to J. Streicher (the “J. Streicher Share Issuance”); and (b) after the J. Streicher Share Issuance and prior to the Zalatoris Merger, the Holdco Ordinary Shares held by Enceladus shall be surrendered by Enceladus to Holdco for nil consideration and such Holdco Ordinary Shares shall thereafter be held as treasury shares by Holdco;

WHEREAS, Merger Sub is a Delaware corporation formed as a wholly owned subsidiary of Holdco for purposes of consummating the transactions contemplated by this Agreement;

WHEREAS, Merger Sub will merge with and into Purchaser with Purchaser continuing as the surviving corporation and a wholly-owned subsidiary of Holdco (the “Zalatoris Merger”), and as a result of the Zalatoris Merger (i) Purchaser will issue Purchaser Common Stock to Holdco (the “Purchaser Share Issuance”); (ii) the Purchaser Stockholders will receive shares in the capital of Holdco and the holders of Purchaser Warrants will have their Purchaser Warrants assumed by Holdco and automatically adjusted to become exercisable to purchase one Holdco Ordinary Share, in each case as consideration for the Zalatoris Merger and the Purchaser Share Issuance; (iii) Purchaser will acquire all the assets and liabilities of Merger Sub; and (iv) Merger Sub will be dissolved without going into liquidation;

WHEREAS, in furtherance of the Zalatoris Merger and in accordance with the terms hereof, the Purchaser shall provide an opportunity for the Purchaser Stockholders to have their outstanding Purchaser Common Shares redeemed on the terms and subject to the conditions set forth in the Purchaser’s Organizational Documents, with any necessary Purchaser Stockholder Approval;

WHEREAS, the Company Shareholders will procure (alongside Holdco) a merger of the Company with Holdco pursuant to the Cross Border Merger Laws, with Holdco continuing as the surviving company (the “AnyTech365 Merger” and together with the Zalatoris Merger, the “Mergers”), and as a result of the AnyTech365 Merger (i) the Company Shareholders will receive Holdco Ordinary Shares equal to $145,650,000 divided by the Redemption Price, subject to any adjustments pursuant to Section 2.13(d), (the “Stockholder Share Consideration”); (ii) Holdco will acquire all the assets and liabilities of the Company; and (iii) the Company will be dissolved without going into liquidation. For the avoidance of doubt, after consummation of the AnyTech365 Merger, J. Streicher shall hold such number of Holdco Ordinary Shares equal to $74,350,000 divided by the Redemption Price;

WHEREAS, all actions required to be taken by the Company following the Anytech365 Merger shall be taken by Holdco;

WHEREAS, for U.S. federal income tax purposes, each of the Parties hereby intends that (i) the AnyTech365 Merger, and the Zalatoris Merger, taken together as part of a unified plan will qualify as a “transfer” within the meaning of Section 351 of the Code and the Treasury Regulations thereunder; (ii) the Mergers will each qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Code and the Treasury Regulations; (iii) each of the parties hereto be a party under Section 368(b) of the Code; (iv) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g); and (v) should any income taxes be assessed on the Company Shareholders related to the transactions contemplated herein, all such taxes shall be the responsibility of the Company Shareholders (collectively (i)-(iv) the “Intended Tax Treatment”);

WHEREAS, as a condition and inducement to Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Significant Company Holders, J. Streicher and Holdco have executed and delivered to Purchaser a support agreement (the “Company Support Agreement”) attached hereto as Exhibit A pursuant to which, among other things, (i) the Significant Company Holders have agreed to adopt and approve, in accordance with the terms and subject to the conditions of the Company’s Governing Documents, (a) the AnyTech365 Merger, (b) entry into this Agreement by the Company, and (c) such other resolutions and actions as necessary or desirable in connection with the consummation of the Transactions (such approval, the “Company Shareholder Approval”); and (ii) J. Streicher has agreed to adopt and approve this Agreement and other documents contemplated hereby and the transactions contemplated hereby and thereby, including the Zalatoris Merger and the AnyTech365 Merger (such approval, the “Holdco Initial Shareholder Approval”);

WHEREAS, the board of directors of the Purchaser has unanimously (i) determined that it is in the best interests of the Purchaser and the Purchaser Stockholders, and declared it advisable, to enter into this Agreement; (ii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement; and (iii) adopted a resolution recommending that this Agreement and the Transactions (including the Zalatoris Merger), be adopted by the Purchaser Stockholders (the “Purchaser Board Approval”);

WHEREAS, the director of the Company has (i) determined that it is in the best interests of the Company and the AnyTech365 Subsidiaries, and declared it advisable, to enter into this Agreement, and (ii) approved this Agreement and the Transactions (including the Anytech365 Merger), on the terms and subject to the conditions of this Agreement (the “Company Initial Board Resolution”);

WHEREAS, the board of directors of Holdco has unanimously (i) determined that it is in the best interests of Holdco, and declared it advisable, to enter into this Agreement, and (ii) approved this Agreement and the Transactions (including the Anytech365 Merger), on the terms and subject to the conditions of this Agreement (the “Holdco Initial Board Resolution”);

WHEREAS, at the Closing, a Registration Rights Agreement, in the form agreed by the Purchaser and Holdco after the date of this Agreement (as amended, restated, modified, supplemented or waived from time to time, the “Registration Rights Agreement”) will be executed by the Purchaser, Holdco and the Significant Company Holders;

WHEREAS, prior to the Closing Date, the Company Shareholders will have each entered into (a) the applicable lock-up agreement with Holdco and the Purchaser Representative, the form of which shall be in a form satisfactory to Purchaser and its counsel (each a “Lock-Up Agreement”) and (b) a non-competition and non-solicitation agreement in favor of Purchaser and the Target Companies, the form of which shall be in a form satisfactory to Purchaser and its counsel (each, a “Non-Competition Agreement”), which will become effective as of the Closing; and

WHEREAS, following the execution and delivery of this Agreement, Purchaser and Holdco expect to enter into subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, will subscribe for Holdco Ordinary Shares in a private placement or placements to be consummated simultaneously with or immediately following the consummation of the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

[INTENTIONALLY OMITTED]

ARTICLE II.

MERGERS

2.1 Mergers.

(a) At the Zalatoris Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of law, Merger Sub and Purchaser shall consummate the Zalatoris Merger, pursuant to which Merger Sub shall be merged with and into the Purchaser, following which the separate corporate existence of Merger Sub shall cease and the Purchaser shall continue as the surviving corporation and wholly owned subsidiary of Holdco.

(b) At the AnyTech365 Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and the applicable provisions of the CDTs and Cross Border Merger Laws, the Company and Holdco shall consummate the AnyTech365 Merger, pursuant to which the Company shall be merged with and into Holdco, following which the separate corporate existence of the Company shall cease and Holdco shall continue as the surviving corporation. Immediately thereafter and in connection therewith, the Company Shareholders will receive the Stockholder Share Consideration as consideration for the Anytech365 Merger. For the avoidance of doubt, no consideration will issue to Holdco in respect of the Anytech365 Merger.

2.2 Effective Time.

(a) The Parties hereto shall cause the Zalatoris Merger to be consummated by filing the certificate of merger for the merger of Merger Sub with and into Purchaser (the “Delaware Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of law (the “Zalatoris Merger Effective Time”).

(b) (b) The Parties hereto shall cause the AnyTech365 Merger to be consummated immediately after the Zalatoris Merger Effective Time (the “AnyTech365 Merger Effective Time” and, together with the Zalatoris Merger Effective Time, the “Effective Time”).

2.3 Effect of the Mergers.

(a) At the Zalatoris Merger Effective Time, the effect of the Zalatoris Merger shall be as provided in this Agreement, the Delaware Certificate of Merger and the applicable provisions of the Delaware General Corporate Law (“DGCL”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of the Zalatoris Merger and the applicable provisions of DGCL and without any action on the part of any Party or the holders of securities of Purchaser or Merger Sub, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub shall by operation of law become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Purchaser, which shall include the assumption by Purchaser of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Zalatoris Merger Effective Time, and Purchaser shall become a wholly-owned subsidiary of Holdco.

(b) At the AnyTech365 Merger Effective Time, the effect of the AnyTech365 Merger shall be as provided in this Agreement, the Final Order and the applicable provisions of the Cross Border Merger Laws. Without limiting the generality of the foregoing, and subject thereto, at the AnyTech365 Merger Effective Time, by virtue of the AnyTech365 Merger and the applicable provisions of the Cross Border Merger Laws and without any action on the part of any Party or the holders of securities of Holdco or the Company, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company shall, by operation of law, become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Holdco, which shall include the assumption by Holdco of any and all agreements, covenants, duties and obligations of the Company set forth in this Agreement to be performed after the AnyTech365 Merger Effective Time.

2.4 AnyTech365 Merger Process.

The Company, the Company’s Representatives and Holdco shall ensure that the AnyTech365 Merger is consummated in accordance with the terms and conditions of this Agreement, the Final Order and the applicable provisions of the Cross Border Merger Laws. The AnyTech365 Merger Process shall include the following steps:

(a) CDTs. The Company and Holdco shall finalize, sign and file the CDTs, in each case, on a date as reasonably mutually agreed to by Purchaser and J. Streicher following the date of this Agreement.

(b) Directors’ Explanatory Report. In accordance with the Irish Merger Regulations and the Spanish Merger Regulations, the Holdco Board and the director of the Company shall prepare, following the date of this Agreement, a joint directors’ explanatory report for the shareholders of Holdco and the Company which shall state the legal and economic grounds for the CDTs (the “Directors’ Explanatory Report”).

(c) Filing with Registration Authorities and Publication. Each of Holdco and the Company shall file the CDTs and any other statutory documents or forms in respect of Holdco’s filing, with the Irish Registrar and the Spanish Registrar, as applicable, as reasonably mutually agreed to by Purchaser and J. Streicher following adoption and the signing of the CDTs. The Company and Holdco shall ensure that notice of the delivery of the CDTs to the Irish Registrar and the Spanish Registrar shall be published in accordance with the Irish Merger Regulations and the Spanish Merger Regulations (the “Publication”).

(d) Availability of Documents. Each of Holdco Board and the director of the Company shall make the CDTs and any other documents required under the Cross Border Merger Laws and the EU Prospectus Regulation, including the Directors’ Explanatory Report, available to Holdco’s and the Company’s respective shareholders and employee representatives, or, if there are no such representatives, to Holdco’s and the Company’s employees, to the extent required under the Irish Merger Regulations and the Spanish Merger Regulations, respectively.

(e) Shareholder Approvals.

(i) Holdco shall obtain approval of the AnyTech365 Merger from its shareholders in the form of a special written resolution in accordance with the Irish Merger Regulations.

(ii) The Company shall obtain approval of the AnyTech365 Merger from the Company Shareholders in the form of a meeting of the Company Shareholders whereby at least 66-2/3% of the Company Shareholders vote in favor of the AnyTech365 Merger.

(f) Pre-Merger Certificates. Each of Holdco and the Company shall use their best efforts to acquire the pre-merger certificates as referred to in the Irish Merger Regulations and in the Spanish Merger Regulations (each, the “Pre-Merger Certificate”).

(g) Final Order. After obtaining the Pre-Merger Certificates, each of Holdco and the Company shall use their best efforts to apply to the Irish High Court to issue the Final Order.

2.5 Tax Treatment.

For US federal income tax purposes, each Merger is intended to be treated consistent with the treatment set forth as Intended Tax Treatment in the Recitals.

2.6 Certificate of Incorporation and Bylaws.

(a) At the Zalatoris Merger Effective Time, the Charter Documents of Purchaser, as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Charter Documents of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Charter Documents shall become the respective Charter Documents of Purchaser, as the surviving corporation, except that the name of the Purchaser in such Charter Documents shall be amended to be such name as the Purchaser elects.

(b) At the AnyTech365 Merger Effective Time, Holdco shall amend and restate its Articles of Association in a form to be mutually agreed between the Purchaser, J. Streicher and Company (the “Amended Holdco Articles of Association”) which shall, among other matters, amend Holdco’s Articles of Association to (i) provide that the name of Holdco shall be changed to AnyTech365 plc or such other name as mutually agreed to by the Purchaser and Holdco and (ii) provide for size and structure of the Post-Closing Holdco Board in accordance with Section 8.18.

2.7 Zalatoris Merger Consideration.

(1) Each issued share of Purchaser Common Stock outstanding that has not been surrendered for redemption immediately prior to the Zalatoris Merger Effective Time shall, subject to the terms and conditions of this Agreement, be automatically converted into one (1) Holdco Ordinary Share by the automatic surrender and cancellation of each Purchaser Common Stock in exchange for one (1) validly issued, fully paid and non-assessable Holdco Ordinary Share, as set out in the Capitalization Table. From and after the Zalatoris Effective Time, each certificate or book entry position that evidenced Purchaser Common Stock immediately prior to the Zalatoris Merger shall entitle the holder to the applicable number of Holdco Ordinary Shares into which such certificate or book entry position is converted according to this Section 2.7(1) and all issued Purchaser Common Stock shall no longer be outstanding and shall automatically cease to exist; and

(2) Each Purchaser Warrant outstanding immediately prior to the Zalatoris Merger Effective Time will be assumed by Holdco and, subject to the terms of the warrant agreement then in place (“Warrant Agreement”), thereafter exercisable to purchase one (1) Holdco Ordinary Share. Each of the Holdco Warrants shall be subject to substantially the same terms and conditions set forth in the Warrant Agreement immediately prior to the Effective Time, except that they shall be exercisable (or will become exercisable in accordance with their terms) for Holdco Ordinary Shares in lieu of Purchaser Common Stock (subject to any amendment required by law). At or prior to the Effective Time, Holdco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Holdco Warrants remain outstanding, a sufficient number of Holdco Ordinary Shares for delivery or issuance upon the exercise of such Holdco Warrants.

2.8 Stockholder Share Consideration.

On Closing, Holdco will issue Holdco Ordinary Shares to each Company Shareholder in an amount equal to each Company Shareholder’s Pro Rata Share of (x) the Stockholder Share Consideration less the Escrow Shares (y) divided by the Redemption Price, as set out in the Capitalization Table. The Stockholder Share Consideration is subject to any potential adjustments in accordance with Section 2.13(d) if applicable. For the avoidance of doubt, on Closing, J. Streicher shall hold such number of Holdco Ordinary Shares equal to $120,000,000 divided by the Redemption Price.

2.9 Treasury Stock.

At the Effective Time, if there are any Purchaser Securities that are owned by the Purchaser as treasury shares or any Purchaser Securities owned by any direct or indirect Subsidiary of either entity immediately prior to the Effective Time, such Purchaser Securities and any certificates formerly representing any such Purchaser Securities (each, a “Certificate”) shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

2.10 Rights Cease to Exist.

As of the Effective Time, all shares of the Purchaser shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder’s shares of Purchaser Common Stock shall cease to have any rights with respect thereto, except the rights set forth in this Agreement.

2.11 Surrender of Securities and Disbursement of Share Consideration.

(a) Prior to the Zalatoris Merger, Holdco will issue Holdco Ordinary Shares to J. Streicher;

(b) After the J. Streicher Share Issuance and prior to the Zalatoris Merger, the Holdco Ordinary Shares held by Enceladus shall be surrendered by Enceladus to Holdco for nil consideration and such Holdco Ordinary Shares shall thereafter be held as treasury shares by Holdco.

(c) Prior to the AnyTech365 Merger Effective Time, Holdco shall appoint Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to Purchaser and Company (the “Transfer Agent”), for the purpose of issuing Holdco Ordinary Shares in consideration for the AnyTech365 Merger. At or prior to the AnyTech365 Merger Effective Time, Holdco shall deposit, or cause to be deposited, with the Transfer Agent the Stockholder Share Consideration less the Escrow Shares.

(d) At or prior to the Zalatoris Merger Effective Time, Holdco shall send, or shall cause the Transfer Agent to send, to each Purchaser Security holder, a letter of transmittal for use in such exchange, the form of which shall be in a form satisfactory to Purchaser and its counsel (a “Letter of Transmittal”) (which shall specify that the delivery of the Holdco Ordinary Shares shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal and appropriate Certificates, if any (or a Lost Certificate Affidavit)), to the Transfer Agent for use in such exchange.

(e) Each holder of Purchaser Common Stock shall be entitled to receive one Holdco Ordinary Share for each unit of Purchaser Common Stock held by such Purchaser security holder as set out in the Capitalization Table. Each holder of Purchaser Warrants shall have such Purchaser Warrants assumed by Holdco and automatically adjusted to become exercisable to purchase one (1) Holdco Ordinary Share.

(f) Notwithstanding anything to the contrary contained herein, in the event that any Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Certificate to the Transfer Agent, the Stockholder may instead deliver to the Transfer Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Holdco (a “Lost Certificate Affidavit”), which at the reasonable discretion of Holdco may include a requirement that the owner of such lost, stolen or destroyed Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Holdco, the Purchaser or the Company with respect to the shares of Stock represented by the Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 2.11(f) shall be treated as a Company Certificate for all purposes of this Agreement.

(g) All securities issued upon the surrender of Purchaser Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Purchaser Securities. Any portion of the Stockholder Share Consideration made available to the Transfer Agent pursuant to this Section 2.11 and any Escrow Property disbursed to the Escrow Agent in accordance with the Escrow Agreement that remains unclaimed by Company Shareholders two (2) years after the AnyTech365 Merger Effective Time shall be returned to Holdco, upon demand, and any such Company Shareholder who has not exchanged its Company Shares for the applicable portion of the Stockholder Share Consideration in accordance with this Section 2.11 prior to that time shall thereafter look only to Holdco for payment of the portion of the Stockholder Share Consideration in respect of such Company Shares without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of Holdco, the Purchaser, the Company or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a share of Holdco Ordinary Shares will be issued by virtue of or in consideration for (as the case may be) either the Zalatoris Merger, the AnyTech365 Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Holdco Ordinary Share (after aggregating all fractional shares of Holdco Ordinary Shares that otherwise would be received by such holder) shall instead have the number of Holdco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Holdco Ordinary Share.

2.12 Closing Calculations.

At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Holdco a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Indebtedness, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting adjustment to the Stockholder Share Consideration based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Estimated Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement and the Stockholder Share Consideration prior to the Closing, which adjusted Estimated Closing Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

2.13 Taking of Necessary Action; Further Action.

(a) Within ninety (90) days after the Closing Date, Holdco’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Company’s Representatives a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time, and (ii) a good faith calculation of the Closing Net Indebtedness, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting adjustment if applicable to the Stockholder Share Consideration. The Closing Statement shall be prepared, and the Closing Net Indebtedness, Net Working Capital, and Transaction Expenses and the resulting adjustment to the Stockholder Share Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) After delivery of the Closing Statement, each of the Company’s Representatives and the Purchaser Representative, and their respective Representatives on their behalf, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Company’s Representatives and the Purchaser Representative, and their respective Representatives on their behalf, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and Holdco shall provide reasonable cooperation in connection therewith. If either the Company’s Representatives or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). Provided that the objections do not relate to new material facts not previously accessible to or disclosed by seller or purchaser, if an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Company’s Representatives and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Company’s Representatives and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 2.13(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Company’s Representatives, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date; provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Company’s Representatives cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The Parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 2.13. The Parties acknowledge that any information provided pursuant to this Section 2.13 will be subject to the confidentiality obligations of Section 8.15(b).

(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 2.13 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 2.13(c). Each of the Company’s Representatives and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Company’s Representatives in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Shareholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Company’s Representatives to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Company’s Representatives and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 2.13. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Company’s Representatives and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Company’s Representatives and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, “Adjustment Amount” shall mean (x) the Stockholder Share Consideration as finally determined in accordance with this Section 2.13, less (y) the Stockholder Share Consideration that was paid at the Closing, pursuant to the Estimated Closing Statement. Notwithstanding any other provision to the contrary in this Agreement, the rate of exchange applied in the calculation of the Adjustment Amount shall be the same rate of exchange applied in the calculation of the Stockholder Share Consideration paid at the Closing.

(e) If the Adjustment Amount is a positive number, then Holdco shall, within ten (10) Business Days after such final determination of the Stockholder Share Consideration, issue to the Company Shareholders an additional amount of Holdco Ordinary Shares equal to the Adjustment Amount divided by the Redemption Price, with each Company Shareholder receiving its Pro Rata Share of such additional shares of Holdco Ordinary Shares, up to a maximum number of shares of Holdco Ordinary Shares equal to the value of the Escrow Property in the Escrow Account at such time (with each share of Holdco Ordinary Share and Escrow Share valued at the Redemption Price for such purposes). Such additional Holdco Ordinary Shares shall be considered additional Stockholder Share Consideration under this Agreement and “Restricted Securities” under the Lock-Up Agreements.

(f) If the Adjustment Amount is a negative number, then the Company’s Representatives shall, within ten (10) Business Days after such final determination of the Stockholder Share Consideration, provide written instructions to the Escrow Agent to surrender for nil consideration to Holdco a number of Escrow Shares (and, after distribution of all Escrow Shares, other Escrow Property) with a value equal to the absolute value of the Adjustment Amount (with each Escrow Share valued at the Redemption Price). Holdco will promptly cancel any Escrow Shares surrendered to it by the Escrow Agent promptly after its receipt thereof. The Escrow Account shall be the sole source of recovery for any payments by the Company Shareholders under this Section 2.13(d) and the Company Shareholders shall not be required under this Section 2.13(d) to pay any amounts in excess of the Escrow Property in the Escrow Account at such time.

2.14 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each Party and their respective officers and directors will use their best efforts to take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.15 Escrow.

At or prior to the Closing, Holdco, the Company’s Representatives and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Holdco and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to Holdco and the Company (the “Escrow Agreement”), pursuant to which Holdco shall issue to the Escrow Agent a number of shares of Holdco Ordinary Shares (with each share valued at the Redemption Price) equal to five percent (5%) of the Stockholder Share Consideration (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of Section 2.13 and the Escrow Agreement. The Escrow Property shall be allocated among and transferred to the Company Shareholders based on their respective Pro Rata Share. The Escrow Property shall serve as the sole source of payment for the obligations of the Company Shareholders under Section 2.13. Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the number of shares of Stockholder Share Consideration received by the Company Shareholders pursuant to Article I hereof.

2.16 Exchange Ratio.

If any amount needs to be converted from one currency to another currency to give full effect to this Agreement, the parties agree that any amount expressed to be in United States Dollars shall be deemed for that purpose to have been converted into euro 72 hours immediately before the close of business on the relevant day (or, if that is not a Business Day, the Business Day immediately following it). The rate of exchange shall be as published in the Financial Times “FT Guide to World Currencies” available at http:// markets.ft.com/research/markets/currencies for the purchase of euro with United States Dollars at the time of the deemed conversion.

ARTICLE III.

CLOSING

3.1 Closing.

Subject to the satisfaction or waiver of the conditions set forth in Article X, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by the electronic exchange of closing deliverables and the taking of the closing actions contemplated herein on a date and at a time that is set forth in the Final Order (the “Closing Date”). The Parties shall use their reasonable best efforts to cause the Closing Date to occur (and be set forth in the Final Order) as soon as practicable after the satisfaction or waiver of the conditions set forth in this Agreement or such other time and date as may be reasonably mutually agreed to by the Purchaser and the Company.

3.2 Long Stop Date.

In any event, Closing Date should occur by or before the Long Stop Date. If Closing Date has not occurred by or before the Long Stop Date, this Agreement will automatically terminate as between the Parties without any Party having the right to claim for any damages against any of the other Parties.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (a) the disclosure schedules delivered by the Purchaser to Company and Holdco on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to J. Streicher, Company and Holdco as of the date of this Agreement and as of the Closing Date, as follows:

4.1 Organization and Standing.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement.

The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser’s board of directors, by resolutions duly adopted at a meeting duly called and held (a) determined that this Agreement and the Zalatoris Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Purchaser and its stockholders, (b) approved this Agreement and the Zalatoris Merger and the other transactions contemplated by this Agreement in accordance with law, (c) directed that this Agreement be submitted to the Purchaser’s stockholders for adoption and (d) resolved to recommend that the Purchaser’s stockholders adopt this Agreement.

4.3 Governmental Approvals.

Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

4.4 Non-Contravention.

Except as otherwise described in Schedule 4.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.4 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

4.5 Capitalization.

(a) Purchaser is authorized to issue up to 500,000,000 shares of Class A common stock, par value $0.0001 per share, 100,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding shares of Purchaser Securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of law, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b) [Intentionally Omitted]

(c) Except as set forth in Schedule 4.5(a) or Schedule 4.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(c), there are no stockholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 4.5(d). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed, or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

4.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i)

above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. § 1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. None of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock, and the Purchaser Public Warrants are listed on NYSE, (B) the Purchaser has not received any written deficiency notice from NYSE relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on NYSE and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of NYSE.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business. All debts and liabilities fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in all material respects in the Purchaser Financials as of the date of such Purchaser Financial.

4.7 Absence of Certain Changes.

As of the date of this Agreement, except as set forth in Schedule 4.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2022, not been subject to a Material Adverse Effect on the Purchaser.

4.8 Compliance with Laws.

The Purchaser is, and has since its formation been, in material compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser. Purchaser is not under investigation with respect to any violation or alleged violation of, any law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, and the Purchaser has not previously received any subpoenas from any Governmental Authority.

4.9 Actions; Orders; Permits.

There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are, to the Knowledge of the Purchaser, in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

4.10 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected, or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. To the Knowledge of the Purchaser, the Purchaser has complied with all applicable material Laws relating to Taxes. Schedule 4.10 sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. To the Knowledge of the Purchaser, there are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

(c) To the Knowledge of the Purchaser, there are no facts or circumstances that would reasonably be expected to prevent each Merger from qualifying as a transfer within the meaning of Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code.

4.11 Employees and Employee Benefit Plans.

The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

4.12 Properties.

The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Schedule 4.13, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

4.14 Transactions with Affiliates.

Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

4.15 Finders and Brokers.

Except as set forth on Schedule 4.15, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

4.16 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.17 Insurance.

Schedule 4.17 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

4.18 Purchaser Trust Account.

As of June 30, 2023, the Trust Account has a balance of no less than $66,308,375.37. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of the IPO, Public Stockholders who shall have elected to redeem their Purchaser Common Stock pursuant to the Purchaser Certificate of Incorporation (or in connection with an extension of Purchaser’s deadline to consummate a Business Combination) or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement.

4.19 Independent Investigation.

The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the

Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF TARGET COMPANIES

Except as set forth in the disclosure schedules delivered by Company to the Purchaser on the date hereof and as set out in this Agreement (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each Target Company hereby represent and warrant to the Purchaser and Holdco as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing.

Target Company is a corporation duly incorporated and validly existing under the laws of Spain and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing to conduct business in the manner in which it is currently conducting business, and to own and use its assets in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned or leased or operated and is used by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 5.1 lists all jurisdictions in which each Target Company is qualified to conduct business and all names under which each Target Company does business. Each Target Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

5.2 Authorization: Binding Agreement.

Target Company has all requisite corporate power and authority to execute and deliver this Agreement, each Ancillary Document, and any other Seller Document to which it is, will be, or is required to be a party, to its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining Required Company Shareholder Approval. The execution, delivery and performance by each Target Company of this Agreement and each Ancillary Document and any other Seller Document to which the Target Company is, will be, or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by such Target Company’s board of directors in accordance with the Target Company’s Organizational Documents, any applicable Law or any Contract to which the Target Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than all required actions including but not limited to Required Company Shareholder Approval, no other corporate proceedings or action on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document and any other Seller Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which each Target Company is, will be or is required to be a party shall be when delivered, duly and validly executed and delivered by such Target Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Target Company, enforceable against such Target Company in accordance with its terms, subject to the Enforceability Exceptions. Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Target Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with applicable law, (iii) directed that this Agreement be submitted to the Target Company’s stockholders for adoption and (iv) resolved to recommend that the Target Company Shareholders adopt this Agreement. The Support Agreement delivered by the Target Company include holders of Target Company’s Stock representing at least the Required Company Shareholder Approval, and such Omnibus Support Agreement are in full force and effect. All Company Shareholders shall issue proxies in favor of the Company’s Representatives as requested by Purchaser, and the Company shall ensure that all such proxies are granted. The minutes of Company’s Annual General Meeting approving this Agreement and all other related agreements shall be executed.

5.3 Capitalization.

(a) The authorized capital stock of Target Company consists of 363,228 Company Shares, of which, as of the date of this Agreement 363,228 shares were issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Shares and other equity interests of the Company are set forth on Schedule 5.3, along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All the outstanding shares and other equity interests of each Target Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, or any Contract to which such Target Company is a party or by which it or its securities are bound. No Target Company holds any shares or other equity interests of another Target Company (except related companies or subsidiaries) in its treasury. None of the outstanding shares or other equity interests of any Target Company were issued in violation of any applicable securities law. The rights, privileges and preferences of the Company’s Preference Shares are as stated in Company’s Charter and as provided by the Royal Legislative Decree 1/2010 – Spanish Companies Act.

(b) Except as disclosed in the Company Financials, since January 1, 2021, the Target Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed, or otherwise acquired any equity interests of the Target Company, and the director of the Target Company has not authorized any of the foregoing.

5.4 Subsidiaries.

All outstanding shares of capital stock and other voting securities or equity interests of each AnyTech365 Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than Permitted Liens of such AnyTech365 Subsidiary. None of the Target Companies have any limitation, whether by Contract, Order, or applicable law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries listed on Schedule 5.4, no Target Company owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. None of the Target Companies are participants in any joint venture, partnership, or similar arrangement. None of the Target Companies have any outstanding equity appreciation rights, phantom units or other equity equivalents or equity-based awards or rights that are valued in whole or in part with respect to any other Target Company.

5.5 Governmental Approvals.

Except as otherwise described in Schedule 5.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Target Company of this Agreement or any Ancillary Documents or the consummation by the Target Company of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.

5.6 Non-Contravention.

Except as otherwise described in Schedule 5.6, the execution and delivery of this Agreement by the Target Company of the transactions contemplated hereby, nor consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of the Company Material Contracts, except in the cases of clauses (b) and (c), as has not been and would not reasonably be expected to be material to the Target Company or its ability to consummate the transactions contemplated by this Agreement or the Ancillary Documents or to perform such Target Company’s obligations hereunder or thereunder.

5.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) unaudited consolidated financial statement of the Target Company (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Company as of December 31, 2022 and December 31, 2021, and the related consolidated unaudited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended (the “Annual Company Financials”), (ii) the Target Company prepared unaudited financial statements, consisting of the consolidated balance sheet of the Target Company as of March 31, 2023 and March 31, 2022 (the “Unaudited Company Financials”) and the related unaudited consolidated income statement, changes in stockholder equity and statement of cash flow. True and correct copies of the Unaudited Company Financials have been provided to the Purchaser. On the date of this Agreement, the Annual Company Financials and the Unaudited Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, and (ii) fairly present in all material respects the consolidated financial position of the Target Company as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Company for the periods indicated. Immediately prior to Closing, the Company Financials shall (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Company as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Company for the periods indicated. The Target Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Target Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Target Company. In the past five (5) years, neither the Target Company nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Target Company has engaged in questionable accounting or auditing practices.

(c) No Target Company has any Indebtedness other than the Indebtedness set forth on Schedule 5.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 5.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Company, or (iii) the ability of Company to grant any Lien on its respective properties or assets.

(d) Except as set forth on Schedule 5.7(d), Company is not subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to Company that were delivered by or on behalf of Company to the Purchaser or its Representatives were prepared in good faith using assumptions that Company believes to be reasonable.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to the Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of Company (net of reserves) within ninety (90) days.

5.8 Absence of Certain Changes.

Except as set forth on Schedule 5.8, since December 31, 2021, the Company has (a) conducted, in all material respects, its business only in the ordinary course of business consistent with past practice, (b) there has not been any event, change, effect, development, condition or occurrence that could have, individually or in the aggregate, has had or would be expected to have, a Company Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 8.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

5.9 Compliance with Laws.

Each Target Company has complied and are currently in compliance in all material respects with all Laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Government Authority, and each act’s respective regulations. No Target Company, nor any of the employees, partners, principals, agents or assignees of a Target Company, have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1, -2. Since January 1, 2017, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has a Target Company received, since January 1, 2017, any written or, to the Knowledge of each Target Company, oral notice or threatened notices of any material conflict, violations or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected. For purposes of this Section 5.9, “material” shall mean material to Company and the AnyTech365 Subsidiaries taken as a whole.

5.10 Target Company Permits.

The Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Target Company), holds all licenses and permits necessary to lawfully own, lease and conduct in all material respects its business as presently conducted; to own, lease and operate its assets and properties; and to market and sell its products (collectively, the “Company Permits”). The Target Company has made available to the Purchaser true, correct and complete copies of all material Target Company Permits, all of which Target Company Permits are listed on Schedule 5.10. All the Target Company licenses and permits are in full force and effect and not subject to, or threatened to be subject to, any revocation or modification proceeding, to the Target Company’s Knowledge, and the Target Company is conducting business in full compliance with the licenses and permits. The Target Company is not in violation in any material respect of the terms of the Target Company Permit, and the Target Company has received no written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of the Target Company Permit.

5.11 Litigation.

(a) Except as described on Schedule 5.11, there is no (a) Action of any nature currently pending or, to the Target Company’s Knowledge, threatened, and no such Action has been brought in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the director, officers or equity holders of the Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 5.11, if finally determined adversely to the Target Company, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Target Company. In the past five (5) years, none of the current or former officers, senior management or director of Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

(b) The Target Company, nor any director, manager or employee of the Target Company has in the last five (5) years, in connection with the business of the Target Company, itself or, to the Company’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Target Company, taken any action in violation of the Foreign Corrupt Practices Act or other applicable bribery legislation.

5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a true, correct and complete list, as of the date of this Agreement, of the Company Material Contract, a true, correct and complete copy (including written summaries of oral Contracts) of which has been made available to the Purchaser. For purposes of this Agreement, “Company Material Contract” means any contract to which the Target Company is a party or by which the Target Company, or any of its properties or assets (including but not limited to intellectual property and digital assets) are bound or affected (each Contract required to be set forth on Schedule 5.12(a), other than the Company Benefit Plans, a “Company Material Contract”) that:

(i) contains covenants that materially limit the ability of the Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, alliance, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency, commodities, and indices, in each case, that is material to the business of the Target Company;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Target Company having an outstanding principal amount in excess of $250,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $250,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Company under such Contract or Contracts of at least $250,000 per year or $500,000 in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Target Company to provide continuing indemnification or a guarantee of obligations that would be expected to result in payments to a third party after the date hereof in excess of $250,000;

(x) is between the Target Company and any director, officers or employees of the Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Company to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within two (2) years prior to the date of this Agreement or under which the Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of the Target Company) with a power of attorney;

(xiv) constitutes or relates to development, ownership, licensing or use of any Intellectual Property by, to or from the Target Company, other than (A) a material brand/IP license agreement other than (B) Off-the-Shelf Software, (C) employee or consultant invention assignment agreements entered into on the Target Company’s standard form of such agreement, (D) confidentiality agreements entered into in the ordinary course of business, (E) non-exclusive licenses from customers or distributors to the Target Company entered into in the ordinary course of business or (F) feedback and ordinary course trade name or logo rights that are not material to the Target Company or (G) any other material Contract pursuant to which the Target Company grants a license or right to use or exploit (including by means of a covenant not to sue) Target Company Owned IP, or relates to the development, ownership, licensing or use of any Intellectual Property by, to or from the Target Company, other than;

(xv) that will be required to be filed by the Target Company as a Material Contract with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Target Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Target Company was the registrant; or

(xvi) is otherwise material to the Target Company and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 5.12(b), with respect to Company Material Contracts: (i) such Company Material Contracts are valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Target Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of the Company Material Contracts; (iii) the Target Company is not in breach or default in any material respect, and, to the Knowledge of the Target Company, no condition or event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by Company, under such Company Material Contract; (v) the Target Company has received neither written nor, to the Target Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) the Target Company has not waived any material rights under any such Company Material Contract.

5.13 Intellectual Property.

(a) Schedule 5.13(a)(i) sets forth: (i) all registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by a Target Company or otherwise used or held for use by a Target Company in which the Target Company is the owner, applicant, assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the record owner and inventor(s), if any, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application serial numbers and dates of filing, as well as the current status; (ii) all material unregistered Intellectual Property owned or purported to be owned by the Target Company; (iii) all proprietary Software of the Target Company; and (iv) all other Intellectual Property used or held for use by the Target Company in the Target Company’s business as currently conducted and as proposed to be conducted. Schedule 5.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $10,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice or have rights to any Intellectual Property of any Person and which otherwise relates to the Target Company’s ownership or use of Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from the Target Company, if any. Each of the Target Companies owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used or held for use by such Target Company, and previously used or held for use by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Company has obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP. Target Company has provided Purchaser with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Target Company in accordance with its terms and is in full force and effect. Neither the Target Company nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. Target Company is the sole and exclusive legal and beneficial, and with respect to the Company Registered IP, record, owner of all right, title, and interest in and to the Target Company Intellectual Property, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Target Company’s business as currently conducted and as proposed to be conducted, in each case, free and clear of encumbrances. The Target Company has entered into binding, valid and enforceable, written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with the Target Company whereby such employee or independent contractor (i) acknowledges the Target Company’s exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Target Company; (ii) grants to the Target Company a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. All assignments and other instruments necessary to establish, record, and perfect the Target Company’s ownership interest in the Company Registered IP have been validly executed, delivered, and filed with the relevant governmental authorities and authorized registrars. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Target Company’s right to own or use any Intellectual Property.

(b) Target Company has a valid and enforceable right or license to use all Company Registered IP and each Target Company has a valid and enforceable right or license to use all Intellectual Property that is the subject of a Target Company IP License applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Company as presently conducted. The relevant Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Target Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Company of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to a Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. None of the Target Companies is a party to any Contract that requires the Target Company to assign to any Person all of its rights in any Intellectual Property developed by the Target Company under such Contract.

(c) Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to the Target Company, if any. The relevant Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to a Target Company’s Knowledge, threatened against the Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Company, nor, to the Knowledge of the Target Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Target Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Target Company, nor to the Knowledge of the Target Company is there a reasonable basis therefor. There are no Orders to which a Target Company is a party or its otherwise bound that (i) restrict the rights of the Target Company to use, transfer, license or enforce any Intellectual Property owned by the Target Company, (ii) restrict the conduct of the business of the Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Target Company. No Target Company is currently infringing, or has, in the past, infringed, misappropriated, or violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of a Target Company, otherwise in connection with the conduct of the respective businesses of the Target Company. To the Target Companies’ Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by a Target Company.

(e) All officers, directors, employees and independent contractors (to the extent any such independent contractor had access to Intellectual Property of a Target Company) of a Target Company (and each of their respective Affiliates) have assigned to the Target Company all Intellectual Property arising from the services performed for the Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Target Company, there has been no violation of a Target Company’s policies or practices related to protection of Target Company’s IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Target Companies have made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Target Companies’ Knowledge, none of the employees of the relevant Target Company are obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Company, or that would materially conflict with the business of the Target Company as presently conducted or contemplated to be conducted. Company and the Target Companies have taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Target Company IP.

(f) The Target Companies have each used reasonable commercial efforts to maintain the confidentiality of all material Target Company Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof. Except as set forth on Schedule 5.13(f), to the Knowledge of the Target Companies, no such Intellectual Property has been disclosed other than to employees, representatives and agents all of whom are bound by written confidentiality agreements. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Target Companies have appropriate procedures in place designed to provide that all Intellectual Property conceived by their employees as a result of performing their duties for the Target Company and third parties performing research and development for them have been assigned or are required to be assigned to the Target Company. Each of the Target Companies is in material compliance with all confidentiality agreements and other protective agreements to which they are a party that protect the Intellectual Property of third parties.

(g) No Person has obtained unauthorized access to third party information and data (including personally identifiable information or information that can be used to identify a natural person (“personal information”)) in the possession of a Target Company, nor has there been any other compromise of the security, confidentiality or integrity of such information or data, or any facts or circumstances that could reasonably be expected to give rise to the compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Target Companies, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each of the Target Companies has complied with all applicable Laws and Contract requirements relating to privacy, personal information protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, if any, each with respect to the Target Company’s collection, processing and use of personal information. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person or constitute unfair competition or trade practices under applicable Law. The Target Companies have all necessary intellectual property to conduct their business.

(h) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) Company IP License. Following the Closing, Company and the relevant Target Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Company would otherwise be required to pay in the absence of such transactions.

(i) No party other than Company or its Subsidiaries possesses any current or contingent rights to any material source code that is part of the Target Company Intellectual Property.

(j) Schedule 5.13(a) contains a correct, current, and complete list of all social media accounts used in the Target Company’s business. The Target Company has complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). There are no Actions, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Platform Agreement by the Target Company; or (B) defamation, violation of publicity rights of any Person, or any other violation by the Target Company in connection with its use of social media.

(k) All Company IT Systems are in good working condition and are sufficient for the operation of the Target Company’s business as currently conducted and as proposed to be conducted. In the past five (5) years, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in disruption or damage to the business of the Target Company. The Target Company has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements.

5.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld (whether or not reflected on such Tax Return), other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth on Schedule 5.14(c), each Target Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and the Target Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon each Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) Each Target Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) Each Target Company has made no change in accounting methods (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) Each Target Company has no Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Target Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Target Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Target Company with respect to any period following the Closing Date.

(i) Each Target Company has requested or it is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) Each Target Company: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Target Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two (2) year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Target Company is or was the common parent corporation.

(k) To the Knowledge of each Target Company, it is unaware of any fact or circumstance that would reasonably be expected to prevent each Merger from qualifying as a transfer within the meaning of Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code.

(l) To the Knowledge of each Target Company, it is not nor has it been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

5.15 Real Property.

Schedule 5.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Target Company for the operation of the business of the Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Target Company Real Property Leases”), as well as the current annual rent and term under the Target Company Real Property Lease. The Target Company has provided to the Purchaser a true and complete copy of each of the Target Company Real Property Leases, and in the case of any oral Target Company Real Property Lease, a written summary of the material terms of such Target Company Real Property Lease. The Target Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. To the Knowledge of the Target Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Target Company or any other party under any of the Target Company Real Property Leases, and Target Company has received no notice of any such condition. Each Target Company does not own or has ever owned any real property or any interest in real property (other than the leasehold interests in the Target Company Real Property Leases).

5.16 Personal Property.

Each item of Personal Property which is currently owned, used or leased by the Target Company with a book value or fair market value of greater than fifty thousand dollars ($50,000) is set forth on Schedule 5.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Target Company Personal Property Leases”). Except as set forth in Schedule 5.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of the Target Company. The operation of Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than the Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Target Company. The Target Company has provided to the Purchaser a true and complete copy of each of the Target Company Personal Property Leases, and in the case of any oral Target Company Personal Property Lease, a written summary of the material terms of such Target Company Personal Property Lease. The Target Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Target Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Target Company or any other party under any of the Target Company Personal Property Leases, and Company has received no notice of any such condition.

5.17 Title to and Sufficiency of Assets.

Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the consolidated balance sheet of the Target Companies as of the Interim Balance Sheet Date and (d) Liens set forth on Schedule 5.17. The assets (including Intellectual Property rights and contractual rights) of the Target Company constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Company as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Company, and taken together, are adequate and sufficient for the operation of the businesses of the Target Company as currently conducted.

5.18 Employee Matters.

(a) Except as set forth in Schedule 5.18, each Target Company is not party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor union, labor organization or works council. There are no labor agreements, collective bargaining agreements, work rules or practices or any other labor-related contracts that pertain to any of the employees of Company and no Target Company has Knowledge of such activities, except for the individual employment agreement set forth in Schedule 5.18(a) to the Target Company Disclosure Schedule. No employees of Company are represented by any labor organization with respect to their employment with such Target Company.

(b) Except as set forth in Schedule 5.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Target Company, oral notice that there is any pending Action involving unfair labor practices against the Target Company, (ii) is not liable for any past due arrears of wages or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 5.18(b), there are no Actions pending or threatened against the Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship within the last five years.

(c) Schedule 5.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of each Target Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary or hourly rate; and (ii) wages, bonus, commission or other compensation paid during the fiscal year ending December 31, 2021. Except as set forth on Schedule 5.18(c), (A) no employee is a party to a written employment Contract with the Target Company that is not terminable “at will,” and (B) the Target Company have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Target Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 5.18(c), each Company employee has entered into the Target Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Target Company.

(d) Schedule 5.18(d) contains a list of all independent contractors (including consultants) currently engaged by each Target Company, along with a description of the general nature of the work performed, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 5.18(d), all of such independent contractors are a party to a written Contract with the Target Company. Except as set forth on Schedule 5.18(d), each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with the Target Company, a copy of which has been provided to the Purchaser by the Target Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Target Company have been properly classified as independent contractors and not employees of the Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of Company to pay severance or a termination fee.

5.19 Benefit Plans.

(a) “Company Benefit Plans” means all contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Target Company for the benefit of any current or former employees, offices, directors, or consultants of the Target Company or under which the Target Company has any liability and all employment or other agreements (other than at will offer letters that do not provide for any severance or termination benefits) providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Target Company to which the Target Company is a party.

(b) Set forth on Schedule 5.19(b) is a true and complete list of each Company Benefit Plan. With respect to the Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. Company has in the past been neither a member of a “controlled group”, nor does Company have any Liability with respect to any collectively-bargained for plans. To the Target Company’s Knowledge, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to the Company Benefit Plans which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of the Target Company, the Target Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and summary of material modifications thereto; (iii) the three (3) most recent annual reports, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the tax agency, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority within the last three (3) years.

(d) With respect to the Company Benefit Plan: (i) such Company Benefit Plan has been operated, maintained, funded, and administered in accordance with its terms, and applicable laws; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Target Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined by any applicable Laws, has occurred and (v) all contributions and premiums due through the Closing Date have been timely made or have been fully accrued on the Company Financials.

(e) Neither the Target Company nor any ERISA Affiliate has, at any time, sponsored, maintained, contributed to, or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any (i) defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code, or Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section 3(37) of 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 412(c) of the Code or Section 210(a) of ERISA; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) No arrangement exists pursuant to which the Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to the Company Benefit Plan which is a “welfare plan” (as described in applicable Laws): (i) no such plan provides medical or death benefits with respect to current or former employees of the Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Company has complied in all material respects with the provisions of Laws that govern employee benefits and retirement plans.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance, salary continuance, or other termination pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would result in tax consequences or payments not satisfied as of the Effective Time of the Merger.

(i) All Company Benefit Plans can be terminated at any time prior to the Closing Date without resulting in any Liability to the Holdco or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(j) No options or other equity-based awards have been issued or granted by the Target Company that are considered deferred compensation. The Target Company has no obligation to any employee or other service provider with respect to any Company Benefit Plan that may be subject to a Tax laws requiring special taxation of the benefit due to the manner of distribution. There is no Contract or plan to which Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid.

(k) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (a “Foreign Benefit Plan”): (i) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities, (ii), no event has occurred with respect to any Foreign Benefit Plan which would reasonably be expected to result in the revocation of the registration of any Foreign Benefit Plan, (iii) each Foreign Benefit Plan intended to receive favorable tax treatment under applicable tax Laws, to the extent applicable, has been qualified or similarly determined by applicable Governmental Authorities to satisfy the requirements of such Laws, (iv) no Foreign Benefit Plan is a defined benefit or similar type of plan or arrangement, (v) no Foreign Benefit Plan has any material unfunded Liabilities, nor are any unfunded Liabilities reasonably expected to arise in connection with the transactions contemplated by this Agreement, and (vi) no material Taxes, penalties or fees are owing or assessable under any such Foreign Benefit Plan.

5.20 Environmental Matters. Except as set forth in Schedule 5.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Target Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Target Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) The Target Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Target Company has not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Target Company’s Knowledge, threatened against Company or any assets of the Target Company alleging either or both that the Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) There is no investigation of the business, operations, or currently owned, operated, or leased property of the Target Company or, to the Target Company’s Knowledge, previously owned, operated, or leased property of the Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(e) To the Knowledge of each Target Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(f) The Target Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Target Companies.

5.21 Transactions with Related Persons.

Except as set forth on Schedule 5.21, neither Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 5.21, each Target Company has no outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of such Target Company. The assets of Company do not include any material receivable or other obligation from a Related Person, and the liabilities of Company do not include any material payable or other obligation or commitment to any Related Person.

5.22 Insurance.

(a) Schedule 5.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by each Target Company relating to the Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Company is otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. The Target Company has no self-insurance or co-insurance programs. In the past five (5) years, Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 5.22(a) identifies each individual insurance claim in excess of $50,000 made by each Target Company in the past five (5) years. Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Company. To the Knowledge of the Target Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. In the three (3) years preceding the date hereof, the Target Company has made no claim against an insurance policy as to which the insurer is denying coverage.

5.23 Books and Records.

All of the financial books and records of the Target Company are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

5.24 Top Customers and Suppliers.

Schedule 5.24 lists, by dollar, volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2021 and (b) the period from January 1, 2022 through the Interim Balance Sheet Date, the ten (10) largest customers of the Target Company (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Company (the “Top Suppliers”), including but not limited to Company IP Licenses, along with the amounts of such dollar volumes. The relationships of Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Target Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Target Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Target Company or stop, decrease or limit materially its products or services to Company or its usage or purchase of the products or services of Company, (iii) to the Target Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to Company or seek to exercise any remedy against Company, and (iv) Company has not within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer.

5.25 Certain Business Practices.

(a) Neither Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Company or assist the Company in connection with any actual or proposed transaction.

(b) The operations of Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Target Company, threatened.

(c) Neither Company nor its director or officers, or, to the Knowledge of the Target Company, any other Representative acting on behalf of the Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Target Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

5.26 Compliance with Privacy Laws, Privacy Policies and Certain Contracts. Except as set forth on Schedule 5.26(a):

(i) Neither the Target Company, nor, the Knowledge of the Target Company, its officers, director, managers, employees, agents, subcontractors and vendors to whom Target Company has given access to Personal Data or Protected Health Information, are and have been at all times, in compliance in all material respects with all applicable Privacy Laws;

(ii) The Target Company has not experienced any loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Data or Protected Health Information maintained by or on behalf of the Target Company (including, to the Knowledge of the Target Company, by any agent, subcontractor or vendor of the Target Company);

(iii) To the Knowledge of the Target Company, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Action with respect to any violation of any Privacy Law by the Target Company, (ii) the Target Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data or Protected Health Information maintained by or on behalf of the Target Company (including by any agent, subcontractor or vendor of the Target Company);

(iv) Neither the Target Company nor, to the Knowledge of the Target Company, any subcontractor agent or vendor of the Target Company, has incurred any breach of “unsecured protected health information” requiring reporting to any Governmental Authority;

(v) To the Knowledge of the Target Company, all activities conducted by the Target Company with respect to any Protected Health Information or Personal Data are permitted under the Contracts relating to Personal Data or Protected Health Information; and

(vi) To the Knowledge of the Target Company, each Contract between the Target Company and a customer of the Target Company contains all the terms and conditions that the Target Company is required to include therein under the Target Company’s Contracts with its vendors and suppliers.

5.27 [Intentionally Omitted]

5.28 Investment Company Act.

The Target Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

5.29 Finders and Brokers.

Except as set forth in Schedule 5.29, the Target Company has neither incurred nor will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.30 Independent Investigation.

The Target Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Target Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Target Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Target Company pursuant hereto.

5.31 Information Supplied.

None of the information supplied or to be supplied by the Target Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Target Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Target Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

5.32 Disclosure.

No representations or warranties by the Target Company in this Agreement (as modified by the Target Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Target Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading. Except for the representations and warranties expressly made by the Target Company in this ARTICLE V (as modified by the Target Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Target Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Target Company, the Target Company Security Holders, the Target Company, the business of the Target Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Target Company hereby expressly disclaims any other representations or warranties, whether implied or made by Company or any of its Representatives. Except for the representations and warranties expressly made by the Target Company in this ARTICLE V (as modified by the Target Company Disclosure Schedules) or in an Ancillary Document, the Target Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, the Purchaser Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, the Purchaser Representative or any of their respective Representatives by any Representative of the Target Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Company.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub represents and warrants to the Company and Purchaser, as of the date of this Agreement and as of the Closing, as follows:

6.1 Organization and Standing.

Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Merger Sub has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Merger Sub, as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization: Binding Agreement.

Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and, as applicable, shareholders of Merger Sub in accordance with the Merger Sub’s Organizational Documents, and any other applicable laws, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Merger Sub, enforceable against the Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Governmental Approvals.

No Consent of or with any Governmental Authority, on the part of Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings expressly contemplated by this Agreement, (c) any filings required with NYSE or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Holdco or Merger Sub.

6.4 Non-Contravention.

The execution and delivery by Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by Merger Sub of the transactions contemplated hereby and thereby, and compliance by Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Merger Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Merger Sub under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Merger Sub or materially impair or delay the ability of Merger Sub to consummate the Transaction.

6.5 Capitalization.

(a) Prior to giving effect to the Merger, Merger Sub is authorized to issue 10,000 shares of Merger Sub Common Stock, of which all shares are issued and outstanding, and all of which are owned by Holdco. Prior to giving effect to the transactions contemplated by this Agreement, Merger Sub has never had, any Subsidiaries or own any equity interests in any other Person.

(b) Except as set forth in its Organizational Documents, Merger Sub (i) has no obligation to issue, sell or transfer any equity securities of Merger Sub, (ii) is not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Merger Sub, (iii) has not granted any registration rights or information rights to any other Person, (iv) has not granted any phantom shares and there are no voting or similar agreements entered into by Merger Sub which relate to its capital or equity interests (v) has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Merger Sub or equity interests of Merger Sub) with the owners or holders of Merger Sub on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) has no outstanding contractual obligations to provide funds to, or make any investment (other than the Transactions contemplated herein) in, any other Person.

(c) Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Merger, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

(d) Compliance with Laws. Merger Sub, is not, and since the date of its formation, has not been, in conflict or non-compliance with, or in default or violation of, any Laws applicable to it. Merger Sub, has not, since the date of its formation, received any written or oral notice of, is under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

(e) Actions; Orders. There is no pending or, to the Knowledge of Merger Sub, threatened Action to which Merger Sub is subject. There is no Action that Merger Sub has pending against any other Person. Merger Sub is not subject to any Orders of any Governmental Authority, nor to the Knowledge of Merger Sub, are any such Orders pending. Merger Sub holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

(f) Transactions with Related Persons. There are no transactions, Contracts or understandings between Merger Sub, on the one hand, on the one hand, and any (a) present or former director, officer or employee or Affiliate of Merger Sub, or any immediate family member of any of the foregoing, on the other hand, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

(g) Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Merger Sub, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Merger Sub.

(h) Investment Company Act. Merger Sub is not an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meanings of the Investment Company Act.

(i) Intended Tax Treatment. Merger Sub has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(j) Information Supplied. None of the information supplied or to be supplied by Merger Sub expressly for inclusion or incorporation by reference: (i) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (ii) in the Registration Statement; or (iii) in the mailings or other distributions to the Purchaser Stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (i) through (iii), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Holdco represents and warrants to the Company and Purchaser, as of the date of this Agreement and as of the Closing, as follows:

7.1 Organization and Standing.

As of the date of this Agreement, Holdco is a private limited company duly incorporated and validly existing under the laws of Ireland. After the date of this Agreement and prior to Closing, Holdco will re-register as a public company limited by shares and will be validly existing under the laws of Ireland. Holdco has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Holdco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Holdco has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Holdco, as currently in effect. Holdco is not in violation of any provision of its Organizational Documents in any material respect.

7.2 Authorization; Binding Agreement.

Holdco has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and, as applicable, shareholders of Holdco in accordance with Holdco’s Organizational Documents and any other applicable Law, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of Holdco are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Holdco is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Governmental Approvals.

No Consent of or with any Governmental Authority, on the part of Holdco is required to be obtained or made in connection with the execution, delivery or performance by Holdco of this Agreement and each Ancillary Document to which it is a party or the consummation by Holdco of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings expressly contemplated by this Agreement, (c) any filings required with NYSE or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Holdco.

7.4 Non-Contravention.

The execution and delivery by Holdco of this Agreement and each Ancillary Document to which it is a party, the consummation by Holdco of the transactions contemplated hereby and thereby, and compliance by Holdco with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Holdco’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 7.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to

Holdco, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Holdco under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Holdco under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Holdco or materially impair or delay the ability of Holdco to consummate the Transaction.

7.5 Capitalization.

(a) As of the date hereof, Holdco’s outstanding share capital consists of 100 ordinary shares of nominal value of one (1) euro, each, and after the Holdco Re-registration, Holdco’s outstanding share capital will consist of 25,000 ordinary shares of nominal value of one (1) Euro, each and the Holdco Ordinary Shares with nominal value of $0.0001. Prior to giving effect to the transactions contemplated by this Agreement, Holdco has never had any Subsidiaries or owned any equity interests in any other Person, other than Merger Sub.

(b) Except as set forth in its Organizational Documents and this Agreement, Holdco (i) has no obligation to issue, sell or transfer any equity securities of Holdco, (ii) is not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Holdco, (iii) has not granted any registration rights or information rights to any other Person, (iv) has not granted any phantom shares and there are no voting or similar agreements entered into by Holdco which relate to its capital or equity interests (v) has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Holdco or equity interests of Holdco) with the owners or holders of Holdco on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) has no outstanding contractual obligations to provide funds to, or make any investment (other than the Transactions contemplated herein) in, any other Person.

7.6 Holdco Activities.

Since its formation, Holdco has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than its direct sole ownership of Merger Sub) and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Mergers, and, other than this Agreement and the Ancillary Documents to which it is a party, Holdco is not party to or bound by any Contract.

7.7 Compliance with Laws.

Holdco, is not, and since the date of its formation, has not been, in conflict or non-compliance with, or in default or violation of, any Laws applicable to it. Holdco, has not, since the date of its formation, received any written or oral notice of, is under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

7.8 Actions; Orders.

There is no pending or, to the Knowledge of Holdco, threatened Action to which Holdco is subject. There is no Action that Holdco has pending against any other Person. Holdco is not subject to any Orders of any Governmental Authority, nor to the Knowledge of Holdco, are any such Orders pending. Holdco holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

7.9 Transactions with Related Persons.

Except as set forth on Schedule 7.9, there are no transactions, Contracts or understandings between Holdco, on the one hand, and any (a) present or former director, officer or employee or Affiliate of Holdco, or any immediate family member of any of the foregoing, on the other hand, or (b) record or beneficial owner of more than five percent (5%) of Holdco’s outstanding capital stock as of the date hereof.

7.10 Finders and Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Holdco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Holdco.

7.11 Investment Company Act.

Holdco is not an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meanings of the Investment Company Act.

7.12 Intended Tax Treatment.

Holdco has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

7.13 Ownership of Holdco Ordinary Shares.

All Holdco Ordinary Shares to be issued and delivered to the Zalatoris Stockholders and to Company Shareholders in accordance with Article I and II shall be, upon issuance and delivery of such Holdco Ordinary Shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, and the issuance and sale of such Holdco Ordinary Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

ARTICLE VIII.

COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Closing (the “Interim Period”), subject to Section 8.16, the Target Companies shall give, and shall cause its Subsidiaries and Representatives to give, the Purchaser and its Representatives, during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Target Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 8.16, the Purchaser shall give, and shall cause its Representatives to give, the Target Company and its Representatives, during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Target Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause Purchaser Representative to reasonably cooperate with the Target Company and its Representatives in their investigation; provided, however, that the Target Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

8.2 Conduct of Business of the Target Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 8.2, the Target Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice, (iv) maintain the existing relations and goodwill of the Target Company and its Subsidiaries with customers, suppliers, distributors and creditors of the Target Company and its Subsidiaries and use commercially reasonable efforts to maintain all insurance policies of the Target Company and its Subsidiaries or substitutes therefor.

(b) The Target Company shall provide advance written notice to the Purchaser of any material action that is not within the ordinary course and consistent with past practice and except as contemplated by the terms of this Agreement or the Ancillary Documents as set forth on Schedule 8.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Target Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law and except to the Bylaws related to the transactions contemplated herein;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Target Company Shares from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(iv) save in respect of a potential credit facility with Banco Santander in an amount of up to EUR750,000 for working capital purposes, incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

(v) declare or pay any dividend or other distribution to the stockholders of a Target Company, other than from a Subsidiary to the Target Company;

(vi) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, to any employee, or materially increase other benefits of employees generally other than in the ordinary course of business consistent with past practice, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vii) make, amend or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(viii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company IP (excluding non-exclusive licenses of Company IP to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(ix) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be the Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Target Company’s outside auditors;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Target Company or its Affiliates) not in excess of $250,000 individually or $500,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvii) make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) save in respect of a potential credit facility with Banco Santander in an amount of up to EUR750,000 for working capital purposes, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Target Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the Target Company or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 8.2. The Target Company shall notify the Purchaser in writing of any such actions taken in accordance with the foregoing proviso and shall use best efforts to mitigate any negative effects of such actions on the business of the Target Companies, in consultation with the Purchaser whenever practicable.

8.3 Conduct of Business of the Purchaser.

Unless the Target Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 8.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 8.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

8.4 Holdco Re-registration.

After the date of this Agreement and before Closing, Holdco shall re-register as an Irish public company limited by shares and change its name to “Anytech plc” or such other name as agreed between the Parties (the “Holdco Re-registration”).

8.5 Holdco Equity Plan.

(a) Holdco shall adopt a new equity incentive plan which shall reserve for issuance a certain number of Holdco Ordinary Shares as determined by Holdco, which shall represent 10% of the outstanding shares of Holdco.

(b) Holdco shall adopt a bonus plan in an amount of $1,000,000 to be paid to employees of the Target Company at the Closing, as allocated by the board of directors of the Target Company.

8.6 Annual and Interim Financial Statements.

During the Interim Period, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Target Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Target Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Target Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

8.7 Purchaser Public Filings.

During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants on NYSE; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on NYSE only the Holdco Ordinary Shares and the Holdco Public Warrants.

8.8 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Target Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Target Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.9 No Trading.

The Target Company acknowledges and agrees that it is aware, and that the Target Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NYSE promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Target Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article II), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.10 Notification of Certain Matters.

During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental

Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article X not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.11 Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each Party hereto shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of this Section 8.11, to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s

Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

8.12 Tax Matters.

Each of the Parties shall use its reasonable best efforts to cause each Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the either of the Mergers to fail to qualify for the Intended Tax Treatment.

8.13 Further Assurances.

The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.14 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser and Holdco shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of the required shares and warrants, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents and IPO Prospectus, the Securities Act, law, and the rules and regulations of the SEC and NYSE, (ii) the adoption and approval of the Amended Purchaser Certificate of Incorporation, including the change of name of the Purchaser, (iv) such other matters as the Target Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Securities Act, law, and the rules and regulations of the SEC and NYSE. Purchaser shall cooperate and provide the Target Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Purchaser shall consider any such comments timely made in good faith. The Target Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Target Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser and Holdco shall take all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser, Holdco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and Holdco and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser and Holdco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser and Holdco shall not amend or supplement the Registration Statement without prior consultation with the Company as is reasonable under the circumstances.

(c) Purchaser and Holdco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Target Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Target Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Purchaser shall consider any such comments timely made in good faith under the circumstances.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Target Company Shareholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the Securities Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Purchaser and Holdco shall comply with all applicable Laws, any applicable rules and regulations of NYSE, Purchaser’s and Holdco’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption. Purchaser shall apply for, and shall take commercially reasonable actions to cause, the Holdco Ordinary Shares to be issued in connection with the Merger to be approved for listing on NYSE as of the Closing.

(f) The Company shall use best efforts to procure the delivery to the Parties of an unqualified audit opinion by a PCOAB qualified auditor reasonably acceptable to Purchaser on the Annual Company Financials (the “Audited Company Financials”) by no later than October 1, 2023 and in any event shall procure the delivery to the Parties of such unqualified audit of the Annual Company Financials by no later than October 1, 2023. Should Company be unable to deliver such unqualified audit opinion of the Annual Company Financials by October 1, 2023, Purchaser may, at its option, either terminate this Agreement or extend the date to receive such audit opinion. Holdco or J. Streicher shall pay the fees and other expenses of the auditor to deliver the Audited Company Financials.

(g) The Company shall timely deliver updated financial statements as required pursuant to SEC regulations as requested by Purchaser, including audited financial statements for the year ended December 31, 2023, if required.

8.15 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby, save in respect of any public release, filing or announcement necessary under the Cross Border Merger Laws, shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser, Holdco and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve

(which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement); provided that the Purchaser provides the Target Company with a reasonable amount of time to complete such review, comment and approval prior to the third (3rd) Business Day after the date thereof. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Company’s Representatives and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

8.16 Confidential Information.

(a) The Company and the Company’s Representatives hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Target Company, the Company’s Representatives or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 8.16(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 8.16(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Target Company and the Company’s Representatives shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Target Company and the Company’s Representatives and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Target Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Target Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Target Company Confidential Information, (A) provide the Target Company to the extent legally permitted with prompt written notice of such requirement so that the Target Company may seek, at the Target Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.16(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Target Company waives compliance with this Section 8.16(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Target Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Target Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose all Company Confidential Information to the extent required by the Federal Securities Laws.

8.17 Documents and Information.

After the Closing Date, the Purchaser and the Target Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser

Representative during normal business hours of the Target Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

8.18 Post-Closing Board of Directors and Executive Officers.

The Parties shall take all necessary action, including causing the directors of Holdco to resign, so that effective as of the Closing, Holdco’s board of directors (the “Post-Closing Holdco Board”) will total seven (7) individuals, consisting of (i) four (4) directors designated by the Company, at least two (2) of whom shall qualify as independent directors under NYSE rules, (ii) one (1) director designated by Purchaser, and (iii) two (2) directors mutually acceptable to the Company and the Purchaser, who shall qualify as independent directors under NYSE rules. At or prior to the Closing, Holdco will procure that each director of Holdco is provided with a customary indemnity, in form and substance reasonably acceptable to such director of Holdco.

8.19 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and the Company to the extent permitted by applicable Law. The provisions of this Section 8.19 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and the Company’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Holdco shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

8.20 Trust Account Proceeds.

The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption shall first be used to pay or reimburse (a) the Purchaser’s accrued Expenses, (b) the Purchaser’s deferred or paid Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO, (c) any unpaid loans owed by the Purchaser for debt related to this Agreement (such as for working capital purposes) and for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or any Expenses due to such Extension and (d) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and Holdco.

8.21 Indemnification and Insurance.

(a) The Parties agree that all rights provided in the Governing Documents of the Purchaser or in any other agreement to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time (including in respect of any matters arising in connection with this Agreement and the Transactions) in favor of each Person who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, a director or officer of Purchaser (each, a “D&O Indemnitee”) shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Merger Effective Time.

(b) Prior to the Closing, Purchaser may cause coverage to be extended under Purchaser’s current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time (“D&O Tail”).

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.20 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 8.20 applies without the consent of the affected D&O Indemnitee. In the event that Merger Sub, Purchaser or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Merger Sub or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 8.20.

8.22 Amended Holdco Memorandum and Articles of Association.

At the AnyTech365 Merger Effective Time, the Parties will take, or cause to be taken, all actions necessary in order for the Articles of Association of Holdco to be the Amended Holdco Articles of Association.

8.23 Financing and Transaction Expenses.

J. Streicher will cooperate with Holdco in raising up to five million dollars ($5,000,000) of financing from the execution of this Agreement and continuing over the 18-month period following the Closing and such $5,000,000 will be in addition to any additional amounts raised between the date of this Agreement and Closing. As part of that cooperation, J. Streicher agrees that it will make available the Ordinary Shares held by it or its affiliates to secure nonredemption agreements or will surrender to Holdco any shares newly issued by Holdco in connection with such financings. In addition to the foregoing, J. Streicher will also pay the Transaction Expenses as set forth on Schedule 8.23.

8.24 Employment and/or Consulting Agreements.

Holdco will not enter into any employment or consulting arrangements with Janus Nielsen without the approval of the Post-Closing Holdco Board.

ARTICLE IX.

NO SURVIVAL

9.1 No Survival.

Representations and warranties of the Target Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Target Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Target Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Target Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Target Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE X.

CLOSING CONDITIONS

10.1 Conditions to Each Party’s Obligations.

The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction of the following conditions or written waiver by the Purchaser (other than Section 10.1(e), which cannot be waived by Purchaser) of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Board Composition. The Board of Directors of Holdco shall consist of seven (7) individuals as provided in Section 8.17.

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Minimum Cash Proceeds. Upon the Closing, the Minimum Cash Proceeds shall equal no less than five million dollars (US$5,000,000), after payment of amounts provided in Section 8.19, but before payments of amounts set out in Section 8.5(b) and including the proceeds of any investment in the Company arranged by J. Streicher.

(f) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(g) NYSE Listing. The shares of Holdco Ordinary Shares and Holdco Warrants shall have been approved for listing on NYSE, subject to official notice of issuance.

(h) Composition Agreement/SEAS: If required, Holdco has entered into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of Holdco Ordinary Shares and Holdco Warrants, both of which are in full force and effect and enforceable in accordance with their terms.

10.2 Conditions to Obligations of the Company.

In addition to the conditions specified in Section 10.1, the obligations of the Target Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Target Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No event shall have occurred identified by Purchaser as having a Material Adverse Effect.

(d) Employment Agreements. Holdco shall have entered into Employment Agreements with each of Georgi Medzhidiliev, Carla Morales, Miquel Ángel Casales Ruiz with base compensation consistent with amounts paid to comparable offices in public companies comparable to the Company.

10.3 Closing Deliveries. (A)

(a) Officer Certificate. The Purchaser shall have delivered to the Target Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 10.2(a), 10.2(b) and 10.2(c).

(b) Secretary Certificate. The Purchaser shall have delivered to the Target Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Conversion), (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(c) Good Standing. The Purchaser shall have delivered to the Target Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(d) Registration Rights Agreement. The Target Company shall have received a copy of the Registration Rights Agreement, duly executed by the Purchaser, Holdco and the Significant Company Holders.

10.4 Conditions to Obligations of the Purchaser.

In addition to the conditions specified in Section 10.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by Holdco) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Target Company set forth in this Agreement and in any certificate delivered by or on behalf of the Target Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Target Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement and Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Target Company, dated as the Closing Date, signed by an executive officer of the Target Company in such capacity, certifying as to the satisfaction of the conditions specified herein.

(ii) Director Certificate. The Target Company shall have delivered to the Purchaser a certificate executed by the Target Company’s sole director certifying as to the validity and effectiveness of, and attaching, (A) copies of the Target Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Target Company’s director authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Target Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Holdco Organizational Documents, and recommending the approval and adoption of the same by the Target Company Shareholders at a duly called meeting of stockholders, (C) evidence that the Required Company Shareholder Approval has been obtained and (D) the incumbency of officers of the Target Company authorized to execute this Agreement or any Ancillary Document to which the Target Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Target Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions, such as, for example, digital excerpt from the Commercial Registry of Málaga or a company certificate from the Commercial Registry of Málaga) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Employment Agreements. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Purchaser, of the persons set forth on Schedule 10.4(e)(iv), or otherwise waived or as requested by Purchaser.

(v) The Company shall have delivered to the Purchaser copies of the Lock-up Agreement duly executed by the Company Shareholders.

(vi) The Company shall have delivered to the Purchaser copies of the Non-Competition Agreements duly executed as requested by Purchaser.

(vii) Transmittal Documents. The Transfer Agent shall have received all of the Transmittal Documents.

(viii) Resignations. The Purchaser shall have received written resignations, effective as of the Closing, of the director and officers of the Target Company as requested by the Purchaser prior to the Closing.

(ix) Escrow Agreement. The Target Company shall have received a copy of the Escrow Agreement, duly executed by the Holdco and the Escrow Agent.

10.5 Frustration of Conditions.

Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this ARTICLE X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Shareholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE XI.

TERMINATION AND EXPENSES

11.1 Termination.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(i) by mutual written consent of the Purchaser, Holdco and the Company;

(ii) by written notice by the Purchaser or J. Streicher if any of the conditions to the Closing set forth in ARTICLE X (i) have not been satisfied or waived to the extent that they are not capable of being satisfied or (ii) have not been satisfied or waived by the Long Stop Date (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Target Company to extend the Long Stop Date for an additional period equal to the shortest of (i) three (3) additional months, and (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension; provided, however, the right to terminate this Agreement under this Section 11.1 shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Long Stop Date;

(iii) by written notice by the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(iii) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(iv) by written notice by Purchaser, if (A) there has been a material breach by the Target Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Target Company shall have become untrue or inaccurate, in any case, and (B) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (1) twenty (20) days after written notice of such breach or inaccuracy is provided or (2) the Long Stop Date;

(v) by written notice by Purchaser if the Audited Financial Statements delivered by the Company pursuant to Section 8.13(f) differ materially from the Annual Financial Statements;

(vi) by written notice by the Purchaser to the Target Company, if there shall have been a Material Adverse Effect on the Target Company following the date of this Agreement which is uncured for at least ten (10) business days after written notice of such Material Adverse Effect is provided by the Purchaser to the Company;

(vii) by written notice by the Purchaser, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(viii) by written notice by either the Purchaser or the Company if the Closing has not occurred by or before the Long Stop Date.

11.2 Effect of Termination.

This Agreement may only be terminated in the circumstances described in Section 11.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 11.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.14, 8.15, 11.3, 12.1, Article XV and this Section 11.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 12.1). Without limiting the foregoing, and except as provided in Sections 11.3 and this Section 11.2 (but subject to Section 12.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 13.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 11.1.

11.3 Fees and Expenses.

Subject to Sections 11.3, 12.1, and Article XV, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by (a) in the event of termination, by the Party incurring such expenses; and (b) in the event of Closing, by Holdco. Notwithstanding the foregoing, as used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters (including any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on a Party in connection with the Mergers or the other transactions contemplated by this Agreement) related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any related Expense.

ARTICLE XII.

WAIVERS AND RELEASES

12.1 Waiver of Claims Against Trust.

Reference is made to the IPO Prospectus. The Target Company and the Company’s Representatives each hereby represent and warrant that they have read the IPO Prospectus and understand that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Purchaser Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Target Company and the Company’s Representatives hereby agree on behalf of it and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Target Company or the Company’s Representatives nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Target Company, the Company’s Representatives or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Target Companies and the Company’s Representatives on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Target Company and the Company’s Representatives each agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Target Company and the Company’s Representatives further intend and understand such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Company’s Representatives or any of their respective Affiliates commence any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Target Company and the Company’s Representatives hereby acknowledge and agree that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Target Company or the Company’s Representatives or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Target Company, the Company’s Representatives (on behalf of the Company Shareholders) and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 12.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE XIII.

MISCELLANEOUS

13.1 Notices.

All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by e-mail, with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Holdco and Merger Sub:

Millymont Limited

Arthur Cox, Ten Earlsfort Terrace, Dublin 2

Attn: Connor Manning

Telephone No.: +353 1 920 1040

E-mail: Niall Shanahan n.shanahan@jstreicher.eu

and Connor.Manning@arthurcox.com

with a copy (which will not constitute notice) to: Arthur Cox, Ten Earlsfort Terrace, Dublin 2 Attn: Connor Manning Telephone No.: +353 1 920 1040 E-mail: Connor.Manning@arthurcox.com

If to J. Streicher:

J. Streicher Technical Services, LLC

126 Alliance, Gasworks, South Lotts Road,
Ballsbridge, Dublin D04 NV32

Attn: Niall Shanahan

Telephone No.: +353 86 269 3969

E-mail: n.shanahan@jstreicher.eu

with a copy (which will not constitute notice) to: Arthur Cox, Ten Earlsfort Terrace, Dublin 2 Attn: Connor Manning Telephone No.: +353 1 920 1040 E-mail: Connor.Manning@arthurcox.com
If to the Purchaser at or prior to the Closing, to: Zalatoris Acquisition Corp. 31 Hudson Yards 11th Floor New York, New York 10005 Telephone: Attention: Jaleel Lewis j.lewis@jstreicher.eu with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Facsimile No.: (202) 689-2860

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

If to the Company, to: AnyTech365 Mr. Miguel Ángel Casales Ruiz Calle Duquesa de Parcent 10, 1-2, 29001 Málaga Miguel.casales@anytech 365.com	with a copy (which will not constitute notice) to: Cuatrecasas Calle Martinez 11, 3º 29005, Málaga, Spain Attn: Juan Jose Ruiz E-mail: juanjose.ruiz@cuatrecasas.com

If to the Company’s Representatives to:

Mr. Miguel Ángel Casales Ruiz

Calle Duquesa de Parcent 10, 1-2, 29001

Málaga

Miguel.casales@anytech 365.com

Mr. Thomas Marco Balsloev

Frederiksberg, Bentzonsvej 39, 2. Tv, 2000

thomas@balsloev.net

with a copy (which will not constitute notice) to: Mr. Juan José Ruiz Cuatrecasas Martinez 11, 3º 29005 Málaga. Juanjose.ruiz@cuatrecasas.com

If to the Purchaser after the Closing, to:

Zalatoris Acquisition Corp.

31 Hudson Yards

11th Floor

New York, New York 10005

Telephone: (917) 675-3106

Attention: Jaleel Lewis

j.lewis@jstreicher.eu

and

the Purchaser Representative

31 Hudson Yards

11th Floor

New York, New York 10005

Telephone: (917) 675-3106

Attention: Jaleel Lewis

j.lewis@jstreicher.eu

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Facsimile No.: (202) 689-2860

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

and

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Facsimile No.: (202) 689-2860

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

13.2 Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser, J. Streicher and the Target Company (and after the Closing, the Purchaser Representative and the Company’s Representatives), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

13.3 Third Parties.

Except for the rights of the D&O Indemnified Persons set forth in Section 8.19, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

13.4 Arbitration.

Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 13.4, and any dispute to be determined by the Independent Expert in accordance with Section 2.13 arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 13.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

13.5 Governing Law; Jurisdiction.

This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Sections 2.13 and 13.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Sections 2.13 and 13.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each

Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 13.1. Nothing in this Section 13.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

13.6 Waiver of Jury Trial.

Each party hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 13.6.

13.7 Specific Performance.

Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

13.8 Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.9 Amendment.

This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Target Company, the Purchaser Representative and the Company’s Representatives.

13.10 Waiver.

The Purchaser on behalf of itself and its Affiliates, the Target Company on behalf of itself and its Affiliates, and the Company’s Representatives on behalf of itself and the Target Company Shareholders, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Company’s Representatives in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

13.11 Entire Agreement.

This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

13.12 Interpretation.

The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under law, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Target Company to be given, delivered, provided or made available by the Target Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Target Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

13.13 Counterparts.

This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.14 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Jaleel Lewis, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations with respect to the post-Closing Stockholder Share Consideration adjustments under Section 2.13; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (v) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vi) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Target Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 13.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 13.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Company’s Representatives, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representative.

13.15 Company’s Representatives.

(a) The Company, on behalf of itself and its successors and assigns, has irrevocably constituted and appointed Miguel Ángel Casales Ruiz and Thomas Marco Balsloev, acting jointly and severally in the capacity as the Company’s Representatives, as the true and lawful agents and attorneys-in-fact of such Person with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Company’s Representatives are a party or otherwise have rights in such capacity (together with this Agreement, the “Company Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as any Company Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Company Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Stockholder Share Consideration adjustments under Section 2.13; (ii) acting on behalf of such Person under any Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of any Company Representative Document (provided, that any such action, if material to the rights and obligations of the Company Shareholders in the reasonable judgment of any Company Representative, will be taken in the same manner with respect to all Target Company Shareholders unless otherwise agreed by each Target Company Shareholder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Company Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as any Company Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Company Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Company Shareholders under this Agreement and to distribute the same to the Target Company Shareholders in accordance with their Pro Rata Share; and (viii) otherwise enforcing the rights and obligations of any such Person under any Company Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by any Company Representative shall be binding upon each Target Company Shareholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 13.15 are irrevocable and coupled with an interest. The Company’s Representatives hereby accept their appointment and authorization as the Company’s Representatives under this Agreement.

(b) Any other Person, including the Purchaser Representative, the Purchaser and the Target Company may conclusively and absolutely rely, without inquiry, upon any actions of any Company Representative as the acts of the Target Company Shareholders under any Company Representative Documents. The Purchaser Representative, the Purchaser and the Target Company shall be entitled to rely conclusively on the instructions and decisions of any Company Representative as to (i) any payment instructions provided by that Company Representative or (ii) any other actions required or permitted to be taken by that Company Representative hereunder, and the Target Company Shareholder shall have no cause of action against the Purchaser Representative, the Purchaser or the Target Company for any action taken by any of them in reliance upon the instructions or decisions of any Company Representative. The Purchaser Representative, the Purchaser and the Target Company shall not have any Liability to any Target Company Shareholder or the Company for any allocation or distribution among the Target Company Shareholders by any Company Representative of payments made to or at the direction of any Company Representative. All notices or other communications required to be made or delivered to the Target Company Shareholder under any Company Representative Document shall be made to any Company Representative for the benefit of such Target Company Shareholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Target Company Shareholder with respect thereto. All notices or other communications required to be made or delivered by the Target Company Shareholder shall be made by any Company Representative (except for a notice under Section 13.15(d) of the replacement of any Company Representative).

(c) The Company’s Representatives will act for the Company on all of the matters set forth in this Agreement in the manner the Company’s Representatives believe to be in the best interest of the Company, but the Company’s Representatives will not be responsible to the Target Company Shareholders for any losses that any Target Company Shareholder may suffer by reason of the performance by the Company’s Representatives of their duties under this Agreement, other than losses arising from the bad faith, gross negligence or willful misconduct by the Company’s Representatives in the performance of its duties under this Agreement. From and after the Closing, the Target Company Shareholders shall jointly and severally indemnify, defend and hold the Company’s Representatives harmless from and against any and all losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Company Representative (in their capacity as such) and arising out of or in connection with the acceptance or administration of the Company’s Representatives’ duties under any Company Representative Document, including the reasonable fees and expenses of any legal counsel retained by any Company Representative. In no event shall any Company Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Company’s Representatives shall not be liable for any act done or omitted under any Company Representative Document as the Company Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Company’s Representatives shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Company’s Representatives in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Company’s Representatives shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Target Company Shareholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Company’s Representatives may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Company’s Representatives under this Section 13.15 shall survive the Closing and continue indefinitely.

(d) If any Company Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill their responsibilities as representative and agent of Target Company Shareholders, then the Target Company Shareholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Company Representative (by vote or written consent of the Target Company Shareholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become a “Company Representative” for purposes of this Agreement.

13.16 Legal Representation.

The Parties agree that, notwithstanding the fact that Nelson Mullins may have, prior to Closing, jointly represented certain Parties in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and in connection with matters other than the transaction that is the subject of this Agreement, Nelson Mullins will be permitted in the future, after Closing, to represent the Parties or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Target Company and the Company’s Representatives, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Nelson Mullins’s future representation of Parties in which the interests of such Person are adverse to the interests of the Purchaser, the Target Company and/or the Company’s Representatives or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Nelson Mullins any Party. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Purchaser and Purchaser Representative shall be deemed a client of Nelson Mullins with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Purchaser and Purchaser Representative, shall be controlled by the Purchaser and Purchaser Representative and shall not pass to or be claimed by Holdco; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, Holdco and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XIV.

[INTENTIONALLY OMITTED]

ARTICLE XV.

DEFINITIONS

15.1 Certain Definitions.

For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Amended Holdco Articles of Association” has the meaning specified in clause 2.6(b).

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates, and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“AnyTech365 Share Exchange” means the exchange of AnyTech365 shares for shares of Holdco pursuant to AnyTech365 Merger.

“AnyTech365 Subsidiaries” means Panorama9, Inc. and any other subsidiaries of Company.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA or other governing Benefits laws, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Capitalization Table” means the capitalization table in respect of the issued share capital of Holdco, as set out in Exhibit E.

“CDTs” means the proposed terms of the AnyTech365 Merger, including schedules thereto, to be drawn up and adopted in accordance with the Cross Border Merger Laws, including the information required to be provided in a merger plan pursuant to the Spanish Merger Regulations and common draft terms pursuant to Regulation 5 of the Irish Merger Regulations.

“Certificate of Incorporation” means the Certificate of Incorporation of a corporation.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Indebtedness” means, as of the Reference Time, a target net indebtedness of $1,500,000 representing (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the United States Internal Revenue Code of 1096, as amended and in effect through the date hereof.

“Company director” means the director of the Company.

“Company Charter” means the Certificate of Incorporation of the Target Company, as amended and effective under appropriate laws, prior to the Effective Time.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement, or (ii) at the time of the disclosure by the Target Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Target Company Confidential Information.

“Company Convertible Securities” means, collectively, any warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Intellectual Property” means all Intellectual Property that is owned or exclusively licensed by the Target Company or any of its Subsidiaries and includes without limitation all of the Target Company registered Intellectual Property.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to the Intellectual Property to which the Target Company or any of its Subsidiaries is a party, beneficiary or otherwise bound.

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed or used (including through cloud-based or other third-party service provider) by each Target Company.

“Company Securities” means, collectively, the Company Shares and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Shareholders” means, collectively, the shareholders of the Company.

“Company Share Purchase” has the meaning given to it in the Recitals.

“Company Shares” means the shares of the Company with a nominal value of €0.01 each.

“Consent” means any necessary or material consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Cross Border Merger Laws” means the EU Merger Directive, the Irish Merger Regulations and the Spanish Merger Regulations.

“D&O Tail” has the meaning specified in Section 8.18

“Delaware Certificate of Merger” has the meaning specified in Section 2.2.

“Directors’ Explanatory Report” has the meaning specified in Section 2.4(b).

“Enceladus” means Enceladus Holding Company, a private limited company incorporated in Ireland with registered address at 10 Earlsfort Terrace, Dublin 2, Ireland.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601, et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151, et seq., the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111, et. seq., Occupational Safety and Health Act, 29 U.S.C. Section 651, et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601, et. seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f, et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business or person (whether or not incorporated that, together with the Company, is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code); (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code or Section 4001(b)(1) of ERISA); or (c) an affiliated service group (as defined under Section 414(m) of the Code).

“EU Merger Directive” means Chapter II, Title II of Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law.

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, and regulations provided thereunder, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Final Order” means an order of the Irish High Court confirming scrutiny of the legality of the AnyTech365 Merger as regards that part of the procedure which concerns the completion of the Merger in accordance with the Irish Merger Regulations and which will specify that the AnyTech365 Merger shall take effect on the Closing Date.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Holdco” has the meaning set forth in the preamble.

“Holdco Articles of Association” means the current articles of association of Holdco.

“Holdco Board” means the board of directors of Holdco.

“Holdco Initial Board Resolution” has the meaning given to it in the Recitals.

“Holdco Ordinary Shares” means all of the issued and outstanding euro ordinary shares of Holdco, par value $0.0001 per share.

“Holdco Re-registration” has the meaning set forth in Section 8.4.

“Holdco Initial Shareholder Approval” has the meaning given to it in the Recitals.

“Holdco Warrant” means each one whole warrant entitling the holder thereof to subscribe for one (1) Holdco Ordinary Share at a purchase price of $11.50 per share.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights together with all goodwill related to the foregoing.

“Interim Balance Sheet Date” means March 31, 2022.

“Internet Assets” means all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of January 19, 2022, and filed with the SEC on January 21, 2022 (File No. 333-261494).

“IPO Underwriter” means Guggenheim Securities.

“Irish Registrar” means the Irish Registrar of Companies.

“Irish Merger Regulations” means the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 (as amended from time to time).

“J. Streicher Investors” means the J. Streicher investors set out in the Capitalization Table.

“Key Management” means Mr Tero Turunen and Mr Miguel Ángel Casales Ruiz.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or director of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Long-Stop Date” means March 14, 2024.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi) with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Effective Time” means the time at which the merger becomes effective or the Closing Date.

“Minimum Cash Proceeds” means the cash proceeds that will be available to Holdco, following the Zalatoris Merger but excluding any cash of the Company immediately prior to Closing (other than financing arranged by Zalatoris or Streicher).

“Net Working Capital” means, as of the Reference Time, a target net working capital of $200,000 representing (i) all current assets of the Target Companies (excluding, without duplication, Closing Company Cash), on a consolidated basis, minus (ii) all current liabilities of the Target Companies (excluding, without duplication, Indebtedness and unpaid Transaction Expenses), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Shareholder.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisional, provisional, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership, or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pre-Merger Certificate” has the meaning specified in Section 2.4(f).

“Privacy Laws” means all applicable United States state and federal Laws, and the laws of applicable jurisdictions, relating to privacy and protection of Personal Data and/or Protected Health Information, including the General Data Protection Regulation, the Health Insurance Portability and Accountability Act of 1996; the Health Information Technology for Economic and Clinical Health Act; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Pro Rata Share” means with respect to each Company Shareholder, a fraction expressed as a percentage equal to (i) the portion of the Stockholder Share Consideration payable to such Company Shareholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Share Consideration to all Company Shareholders in accordance with the terms of this Agreement.

“Protected Health Information” has the meaning given to such term under the law, including all such information in electronic form.

“Publication” has the meaning specified in Section 2.4(c).

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Company’s Representatives or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Company’s Representatives or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of (i) one (1) share of Purchaser Class A Common Stock; and (ii) one Purchaser Public Warrant.

“Purchaser Public Warrants” means one whole warrant that was included in as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, and the Purchaser Warrants, collectively.

“Purchaser Stockholders” means the holders of Purchaser Common Stock and Purchaser Preferred Shares.

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of (i) one (1) share of Purchaser Class A Common Stock; and (ii) one Purchaser Public Warrant and any private units.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means the lower of (i) an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing); or (ii) ten U.S. Dollars ($10.00).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Shareholder who (i) is an executive officer or director of the Company or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Company.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Spanish Merger Regulations” means Ley 3/2009, de 3 de abril, sobre modificaciones estructurales de las sociedades mercantiles.

“Spanish Registrar” means the Commercial Registry of Malaga (Registro Mercantil de Málaga).

“Stockholder Share Consideration” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company,” means Anteco Systems, S.L., trading as AnyTech365 or any of its Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax” or “Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transactions” means the transactions contemplated by this Agreement.

“Transaction Expenses” means any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby but excluding at all times (i) all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company which shall be dealt with pursuant to the terms of Section 11.3 and (ii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on a Party in connection with the Mergers or the other transactions contemplated by this Agreement which shall be dealt with pursuant to the terms of Section 11.3. For the avoidance of doubt, the estimated Transaction Expenses as of the date of this Agreement are $5,327,000, as set forth and attached hereto as Schedule 8.23.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 19, 2022 , as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer and Trust Company, in its capacity as trustee under the Trust Agreement.

15.2	Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA Procedures	13.4

Acquisition Proposal	8.8

Adjustment Amount	2.13(d)

Agreement	Preamble

Alternative Transaction	8.8

Antitrust Laws	8.11(b)

Amended Holdco Articles of Association	2.6

Anytech365 Merger	Recitals

Anytech365 Merger Effective Time	2.2

Term	Section
Annual Company Financials	5.7

Business Combination	12.1

Certificate	2.9

CFO	2.13(a)

Closing	3.1

Closing Date	3.1

Closing Filing	8.15(b)

Closing Press Release	8.15(b)

Closing Statement	2.13(a)

Company	Preamble

Company Benefit Plan	5.19(b)

Company Disclosure Schedules	Article V

Company Financials	5.7(a)

Company Initial Board Resolution	Recitals

Company IP Licenses	5.13(a)

Company Material Contracts	5.12(a)

Company Permits	5.10

Company Registered IP	5.13(a)

Company’s Representatives	Preamble

Company Representative Documents	13.15(a)

Company Shareholder Approval	Recitals

Company Share Purchase	Recitals

Company Support Agreement	Recitals

Term	Section

Controlled Person	15.1

Delaware Certificate of Merger	2.2

D&O Indemnitee	8.21

D&O Indemnified Persons	8.19(a)

D&O Tail	8.21

D&O Tail Insurance	8.19(b)

Directors’ Explanatory Report	2.4(b)

Dispute	13.4

Effective Time	2.2

Enforceability Exceptions	4.2

Environmental Permits	5.20(a)

Estimated Closing Statement	2.12

Escrow Agent	2.15

Escrow Agreement	2.15

Escrow Amount	2.15

Escrow Shares	2.15

Estimated Closing Statement	2.12

Extension	8.3

Federal Securities Laws	8.9

Foreign Benefit Plan	5.19(k)

Holdco	Preamble

Holdco Initial Board Resolution	Recitals

Holdco Re-registration	8.4

Term	Section
Holdco Initial Shareholder Approval	Recitals

Independent Expert	2.13(b)

Independent Expert Notice Date	2.13(b)

Intended Tax Treatment	Recitals

Interim Balance Sheet Date	5.7(d)

Interim Period	8.1

J. Streicher	Preamble

Liens	5.4

Lost Certificate Affidavit	2.11(f)

Merger	Recitals

Merger Sub	Preamble

Minimum Investment	14.1(d)

Non-Competition Agreement	Recitals

Objection Statement	2.13(b)

OFAC	4.16(c)

Off-the-Shelf Software	5.13(a)

Outbound IP License	5.13(c)

Party(ies)	Preamble

Platform Agreements	5.13(j)

Pre-Merger Certificate	2.4(f)

Term	Section
Post-Closing Holdco Board	8.18

Proxy Statement	8.14(a)

Publication	2.4(c)

Public Certifications	4.6(a)

Public Stockholders	12.1

Purchaser	Preamble

Purchaser Board Approval	Recitals

Purchaser Disclosure Schedules	Article IV

Purchaser Financials	4.6(b)

Purchaser Material Contract	4.13(a)

Purchaser Representative	Preamble

Purchaser Representative Documents	13.14(a)

Purchaser Share Issuance	Recitals

Purchaser Stockholder Approval Matters	8.14(a)

Purchaser Special Meeting	8.14(a)

Redemption	8.14(a)

Registration Rights Agreement	Recitals

Registration Statement	8.14(a)

Related Person	5.21

Released Claims	12.1

Representative Party	2.13(b)

Required Company Shareholder Approval	5.2

Required Purchaser Stockholder Approval	10.1(a)

Term	Section
Resolution Period	13.4

SEC Reports	4.6(a)

Signing Filing	8.15(b)

Signing Press Release	8.15(b)

Specified Courts	13.5

Stockholder Share Consideration	Recitals

Subscription Agreements	Recitals

Target Company	Preamble

Target Companies	Preamble

Target Company Personal Property Leases	5.16

Top Customers	5.24

Top Suppliers	5.24

Zalatoris Merger	Recitals

Zalatoris Merger Effective Time	2.2

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement and Plan of Merger to be signed and delivered as of the date first written above.

Holdco:

Millymont Limited

By:	/s/ Niall Shanahan
Name: Niall Shanahan
Title: Director

J. Streicher:

J. Streicher Technical Services, LLC

By:	/s/ Paul Davis
Name: Paul Davis
Title: Chief Operations Officer

The Purchaser:

Zalatoris Acquisition Corp.

By:	/s/ Paul Davis
Name: Paul Davis
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

The Purchaser Representative:

Jaleel Lewis, solely in the capacity as the Company Representative hereunder

By:	/s/ Jaleel Lewis
Name: Jaleel Lewis

Merger Sub:

AnyTech365 Merger Sub, Inc.

By:	/s/ Niall Shanahan
Name: Niall Shanahan
Title: Director

The Company:

Anteco Systems, S.L., trading as AnyTech365

By:	/s/ Miguel Angel Casales Ruiz
Name: Miguel Angel Casales Ruiz
Title: CFO

[Signature Page to Merger Agreement]

The Company’s Representatives:

Miguel Ángel Casales Ruiz, solely in the capacity as the Company Representative hereunder

By:	/s/ Miguel Ángel Casales Ruiz
Name: Miguel Ángel Casales Ruiz

Thomas Marco Balsloev, solely in the capacity as the Company Representative hereunder

By:	/s/ Thomas Marco Balsloev
Name: Thomas Marco Balsloev

[Signature Page to Merger Agreement]

Exhibit 10.1

SUPPORT AGREEMENT

THIS EXCHANGE AND SUPPORT AGREEMENT (this “Agreement”) is made the 6th day of September 2023.

AMONG (individually, a “Party”; collectively, the “Parties”):

(1)	Anteco Systems, S.L., trading as AnyTech365, a company incorporated in Spain and registered at the Commercial Registry of Malaga under reference MA-122108 (the “Company”);

(2)	J. Streicher Holdings, LLC, a Delaware limited liability company (“J. Streicher”);

(3)	Zalatoris Acquisition Corp., a Delaware Corporation (“Zalatoris”);

(4)	Millymont Limited (“Holdco”), a private limited company incorporated in Ireland; and

(5)	Each of the persons set out in Schedule I to this Agreement (each such person, a “Shareholder”, and together, the “Shareholders”).

WHEREAS:

(A)

The Company, J. Streicher, Zalatoris, Holdco, and certain other parties are entering into that certain Business Combination Agreement (the “BCA”), substantially in the form attached as Exhibit A hereto (as the same may be amended or supplemented from time to time), on or around the date hereof.

(B)	Pursuant thereto, the Parties wish to enter into this Agreement in connection with the AnyTech365 Merger (as defined in the BCA) and Zalatoris Merger (as defined in the BCA).

(C)	Capitalized terms used herein without being otherwise defined herein shall have the meanings assigned thereto in the BCA.

IT IS HEREBY AGREED as follows:

1.	TRANSACTION SUPPORT

1.1	Support Covenants

1.1.1

Each Shareholder (a) acknowledges and agrees that each such Person is the sole legal and beneficial owner of the number of each class and type of equity securities of the Company shown against such Shareholder’s name in the column entitled the “Current Shares” on Schedule I hereto (the “Current Shares”) (in addition to any other securities of the Company acquired by such Shareholder after the date hereof and prior to the Closing, including, without limitation, any equity securities issued or deemed issued to such Shareholder in connection with the conversion or exchange of any other equity securities, or received by such Shareholder pursuant to any reclassification, stock split, combination, stock dividend, subdivision, recapitalization or the like, collectively, the “Subject Securities”), and (b) expects to receive substantial benefits as a result of the consummation of the Exchange subject to the terms of the BCA.

1.1.2

Each Shareholder hereby irrevocably and unconditionally agrees that, from and after the date hereof and until the earlier of the Closing or the valid termination of the BCA (the “Effective Period”), at any meeting of the shareholders of the Company (whether annual or extraordinary and whether or not adjourned or postponed or any other meeting of the Company), however called, on any written resolution, and in any action by written consent or resolution, in each case of the shareholders of the Company (collectively, “such meeting or written consent”), such Shareholder shall, solely in such Shareholder’s capacity as a shareholder of the Company, do the following as applicable: (i) when such meeting is held, appear at such meeting or otherwise cause the Subject Securities to be counted as present thereat for the purpose of establishing a quorum; (ii) vote the Subject Securities (or execute and return an action by written consent), or cause the Subject Securities to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting or written consent in favor of the BCA, and the dealing with of the Subject Securities in accordance with the BCA, and the transactions contemplated thereby, including without limitation the Zalatoris Merger (as defined in the BCA) and the AnyTech365 Merger (as defined in the BCA) (collectively, the “Transactions”), including with respect to any matter in furtherance of the Transactions or by any Ancillary Document for which a vote or approval of the shareholders of the Company is required (the “Transaction Approvals”); or (iii) vote the Subject Securities (or execute and return an action by written consent), or cause the Subject Securities to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting or written consent against any Acquisition Proposal (as defined in BCA). Each Party covenants and agrees that there shall be no material change to the BCA without the approval of at least three quarters (3/4) of the Shareholders.

1.1.3

Each Shareholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Subject Securities. Each Shareholder, to the maximum extent not prohibited by applicable Law, does hereby constitute, appoint and grant to the Company full power to act without others, as its true and lawful representative, agent and attorney-in-fact, in its name, place and stead, to make, execute or sign, acknowledge, swear to, verify, deliver, record, file and/or publish, as applicable, such actions, documents, deeds, agreements or instruments as may be required under the laws of Spain or any other jurisdiction or otherwise in connection with the Transaction Approvals (including executing and delivering any Ancillary Document required to be executed by the parties pursuant to the BCA, including, without limitation, any other documents required to facilitate the Zalatoris Merger and the AnyTech365 Merger, and any document or instrument relating to such Shareholder’s ownership of the Subject Securities). Each Shareholder hereby empowers each agent and attorney-in-fact acting pursuant hereto to determine in its sole discretion the time when, purpose for and manner in which any power herein conferred upon it shall be exercised, and the conditions, provisions and covenants of any instruments or documents that may be executed by it pursuant hereto. The agency and powers of attorney granted herein shall be unconditional and irrevocable, and shall survive the death, incompetency, incapacity, disability, insolvency or dissolution of any

Shareholder (regardless of whether the Company has notice thereof). Each Shareholder agrees to execute such other documents as the Company may reasonably request in order to effect the intention and purposes of the agency and power of attorney contemplated by this Section 4.1.2. Each Shareholder hereby approves, authorizes and ratifies everything which the Company shall lawfully do or purport to do pursuant to Section 4.1.2.

1.1.4

Each Shareholder hereby covenants and agrees that it shall not, at any time prior to the earlier of the termination of this Agreement or the Closing, (i) enter into any voting agreement or voting trust with respect to any of the Subject Securities that is inconsistent with its obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Subject Securities that is inconsistent with its obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. The obligations under this Agreement are limited to those relating to the execution and furtherance of the BCA.

1.2	No Transfer

Each Shareholder agrees that such Shareholder will not, prior to the Closing, (i) sell, transfer, pledge, encumber, assign, grant an option with respect to, hedge, swap, convert, dispose of or otherwise transfer any of the economic consequences of ownership (collectively, “Transfer”) of any Subject Securities, (ii) enter into any contract, option, put, swap, warrant, call or other arrangement or understanding with respect to any Transfer of any of the Subject Securities or any interest therein, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

1.3	Remedies

1.3.1

Each Shareholder expressly acknowledges and agrees that (i) such Shareholder is receiving good and valuable consideration sufficient to make this Agreement, and each of the terms herein, binding and fully enforceable, each of the restrictions contained in this Agreement are supported by adequate consideration and are reasonable in all respects (including with respect to subject matter, time period and geographical area) and such restrictions are necessary to protect the Company’s, J. Streicher’s, Holdco’s and Zalatoris’s interest in, and value of, the Company’s business (including the goodwill inherent therein), and (ii) the Company, J. Streicher, Holdco and Zalatoris would not have entered into the BCA and this Agreement or consummated the transactions contemplated thereby or hereby without the restrictions contained in this Agreement.

1.3.2

The Parties acknowledge and agree that the amount of actual damages suffered by J. Streicher, the Company, Holdco and Zalatoris in the event of an actual or threatened breach of this Agreement would be difficult or impossible to accurately calculate and there may be irreparable damages to J. Streicher, the Company, Holdco or Zalatoris in the event of such an actual or threatened breach. Consequently, the Parties agree that in addition to any other remedy or relief to which it may be entitled, in the event of a breach or threatened breach of this Agreement, J. Streicher, the Company, Holdco, Zalatoris or their respective successors and assigns shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each Shareholder. Each Shareholder hereby agrees to waive any defense in any suit that J. Streicher, the Company, Holdco or Zalatoris has an adequate remedy at Law and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

1.3.3

If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

1.3.4

Notwithstanding anything to the contrary set forth herein, the Parties acknowledge and agree that this Section 1 is not intended to be, and is not, an admission or acknowledgement by any Person that money damages or any other monetary payment would be a sufficient remedy for a breach of this Agreement, or that the inability to obtain a monetary remedy by virtue of the limitations in this Section 1.4 will limit a Party’s ability to obtain injunctive relief or specific performance in accordance with this Section 1.4. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any on remedy will not preclude the exercise of any other remedy. Each Shareholder hereby agrees to be held to such obligations severally and not jointly.

1.4	Shareholder Representations and Warranties

Each Shareholder represents and warrants to Zalatoris (solely with respect to such Shareholder and not with respect to any other shareholder of the Company) that:

1.4.1

(i) if such Shareholder is a corporation, limited liability company, partnership, trust, proprietorship or other legal entity, it has all necessary corporate, limited liability company, limited partnership or other applicable power and authority (or, if such Shareholder is a natural person, such Shareholder has the legal capacity) to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder; (ii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Shareholder have been duly and validly authorized by all necessary action on the part of such Shareholder; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Shareholder will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of, if the Shareholder is an entity, the organizational documents of such Shareholder or such Shareholder’s Affiliates; (iv) the execution and delivery of this Agreement does not, and the performance by the Shareholder of the Shareholder’s obligations hereunder will not, result in the creation or imposition of any Lien upon the Subject Securities and (v) the execution and delivery of this Agreement does not, and the performance by the Shareholder of the Shareholder’s obligations hereunder will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of any Law.

1.4.2

Such Shareholder has duly and validly executed this Agreement, this Agreement is a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with the terms set forth herein (except as such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar applicable Laws affecting or relating to enforcement of creditors’ rights generally and (y) is subject to general principles of equity), and the Shareholder is the sole legal and beneficial owner of, and has good and valid title, to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Securities). Such Shareholder has the sole right to vote the Subject Securities, and none of the Subject Securities are subject to any proxy, voting trust or other similar agreement or arrangement. The Current Shares are the only equity securities of the Company owned legally or beneficially by such Shareholder on the date hereof, the Shareholder does not own beneficially or legally have the right to acquire, or have any other interest in, any other equity securities of the Company or any of its Subsidiaries, or any rights to acquire, or any securities that are convertible into, any of the foregoing.

1.4.3

Such Shareholder has received a copy of the BCA and the Ancillary Documents substantially in the form of which (subject to the terms and conditions hereof) such Shareholder shall become a party to the Registration Rights Agreement in such Shareholder’s capacity as a Company Holder (as such term is defined therein) and/or the Lock-Up Agreement in such Shareholder’s capacity as a Company Holder (as such term is defined therein) at the Closing, as applicable, and have the rights, and be subject to the obligations set forth therein.

1.4.4

Such Shareholder (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Subject Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Subject Securities that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Subject Securities that is inconsistent with such Shareholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

1.4.5

Such Shareholder has relied upon its own tax, legal and financial advisers in connection with its decision to enter into this Agreement and is responsible for any tax liability arising as a result of the transactions contemplated herein.

1.4.6

There is no Action pending or, to the Shareholder’s knowledge, threatened against the Shareholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect. No Consent of or with any Governmental Authority or any Person on the part of the Shareholder is required to be obtained or made in connection with the execution, delivery or performance by the Shareholder of this Agreement.

1.5	No Material Changes

Each Party covenants and agrees that, there shall be no material change as to Section 2.8 (Stockholder Share Consideration) or Section 8.23 (Financing) of the BCA without the approval of at least three quarters (3/4) of the Shareholders.

2.	TERMINATION; AMENDMENTS AND WAIVERS; ASSIGNMENT

2.1

This Agreement shall automatically terminate, without any notice or other action by any Part, and be void ab initio upon the valid termination of the BCA pursuant to Section 10.1 (Termination) thereof and, upon such termination shall be of no further force and effect, without the creation or imposition of any penalty, liability or obligation upon any Party. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 6.1 shall not affect any liability on the part of any Party for a willful breach of any covenant or agreement set forth in this Agreement prior to such termination or fraud.

2.2

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholders, Zalatoris, J. Streicher and the Company. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Shareholder without Zalatoris’s prior written consent.

2.3

This Agreement may be executed in any one or more number of counterparts each of which, when executed and delivered, constitute an original of this Agreement but all the counterparts will, together, constitute one and the same agreement.

2.4

Each Party undertakes with the other to do, execute, perform or procure to be done executed or performed all such further acts, documents and things as such other or others of them may reasonably require to give effect to this Agreement.

2.5	Each Party shall bear its own costs for the preparation and implementation of this Agreement.

2.6	No variation of this Agreement shall be valid unless made in writing and signed by or on behalf of each Party.

3.	Notices

All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 7, notices, demands and other communications shall be sent to the addresses indicated below:

(i).	If to J. Streicher, to:

J. Streicher Technical Services, LLC

126 Alliance, Gasworks, South Lotts Road

Ballsbridge, Dublin D04 NV32

Attn: Niall Shanahan

Telephone No.: + 335 86 269 3969

Email: n.shanahan@jstreicher.eu

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW Suite 900

Washington, D.C. 20001

Attn: Andy Tucker

Facsimile No.: (202) 689-2860

Telephone No.: (202) 689-2987

Email:Andy.Tucker@nelsonmullins.com

(ii).	If to the Company, to:

AnyTech 365

Mr. Miguel Angel Casales

Calle Duquesa de Parcent 10, 1-2, 29001

Malaga

Email: Miguel.casales@anytech365.com

with a copy (which shall not constitute notice) to:

Cuatrecasas

Calle Martinez 11, 3 29005 Malaga

Email:juanjose.ruiz@cuatrecasas.com

(iii).	If to Zalatoris, to:

Zalatoris Acquisition Corp.

31 Hudson Yards

11th Floor

New York, New York 10005

Attn: Jaleel Lewis

Email: j.lewis@jstreicher.eu

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW Suite 900

Washington, D.C. 20001

Attn: Andy Tucker

Facsimile No.: (202) 689-2860

Telephone No.: (202) 689-2987

Email:Andy.Tucker@nelsonmullins.com

(iv).

If to a Shareholder, to the address set forth on Schedule I or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

4.	Miscellaneous

4.1

This Agreement and the documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties to this Agreement with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

4.2

This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and the Released Entities and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns and the Released Entities, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

4.3

Each Shareholder hereby agrees to use such Shareholder’s best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth in the BCA and the Ancillary Documents.

4.4

Section 8.14 (Public Announcements), Section 13.8 (Severability), Section 13.12 (Interpretation), Section 13.13 (Counterparts), Section 13.5 (Governing Law; Venue) and Section 13.6(Waiver of Jury Trial) of the BCA are incorporated herein by reference, mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

The Parties have executed this Agreement the day and year first above written.

/s/ Niall Shanahan
Name: Niall Shanahan
Title: Director
For and on behalf of
Millymont Limited

[Signatures continued on following pages]

[Signature Page – Exchange and Support Agreement]

The Parties have executed this Agreement the day and year first above written.

/s/ Paul Davis
Name: Paul Davis
Title: Chief Executive Officer
For and on behalf of
Zalatoris Acquisition Corp

[Signatures continued on following pages]

[Signature Page – Exchange and Support Agreement]

The Parties have executed this Agreement the day and year first above written.

/s/ Miguel Angel Casales Ruiz
Title: CFO
Name: Miguel Angel Casales Ruiz
For and on behalf of
Anteco Systems, S.L., trading as AnyTech365

[Signature Page – Exchange and Support Agreement]

The Parties have executed this Agreement the day and year first above written.

/s/ Paul Davis
Title: Chief Operations Officer Name: Paul Davis For and on behalf of J. Streicher Holdings, LLC

[Signature Page – Exchange and Support Agreement]

The Parties have executed this Agreement the day and year first above written.

/s/ Thomas Marco Balsløv	/s/ Allan Thorvaldsen
Title: Shareholder	Title: Shareholder
Name: Thomas Marco Balsløv	Name: Allan Thorvaldsen
For and on behalf of,	For and on behalf of,
Any Invest Aps	Panorama9 Holding AS

/s/ Morten Oliver Nicolai Wagner	/s/ Georgi Medzhidiliev
Title: Shareholder	Title: Shareholder
Name: Morten Oliver Nicolai Wagner	Name: Georgi Medzhidiliev

/s/ Miguel Angel Casales Ruiz	/s/ Eric Noel Marin-Bertin
Title: Shareholder	Title: Shareholder
Name: Miguel Angel Casales Ruiz	Name: Eric Noel Marin-Bertin

/s/ Tero-Matti Turunen	/s/ Larbi Masdua
Title: Shareholder	Title: Shareholder
Name: Tero-Matti Turunen	Name: Larbi Masdua

/s/ Thomas Niedermair	/s/ Rene Lenhard Abraham
Title: Shareholder	Title: Shareholder
Name: Thomas Niedermair	Name: Rene Lenhard Abraham

/s/ Janus Raegaard Nielsen	/s/ David Bustamante Torres
Title: Shareholder	Title: Shareholder
Name: Janus Raegaard Nielsen	Name: David Bustamante Torres

/s/ Diego d’Ambra
Title: Shareholder
Name: Diego d’Ambra
For and on behalf of,
Panorama9 Holding AS

[Signature Page – Exchange and Support Agreement]

The Parties have executed this Agreement the day and year first above written.

/s/ Janus Raegaard Nielsen
Title: Chief Executive Officer & Founder of
Anteco Systems, S.L., trading as AnyTech365
Name: Janus Raegaard Nielsen

/s/ Miguel Casales
Title: Chief Financial Officer & Sole Director of
Anteco Systems, S.L., trading as AnyTech365
Name: Miguel Casales

[Signature Page – Exchange and Support Agreement]

Schedule 1

Information of Shareholders

Name of Shareholder	Address of Shareholder	Current Shares	Subject Securities[1]
Janus Raegaard Nielsen	Grace Paradise 1, Paseo de Dinamarca, Marbella, Málaga, España 29604	194,100
Any Invest Aps	C/O Panorama9 A/S, Flaeksketorvet 26, 1711, Kobenhavn V, Dinamarca	83,400
Morten Oliver Nicolai Wagner	Wasenmattstrasse 1 8840 Einsieldeln, Suiza	31,200
Rene Lenhard Abraham	Weinbergstrasse 53 6300 Zug Suiza	15,600
Panorama9 Holding A/S	Flaesketorvet26 DK-1711 Copenhagen, Dinamarca	14,515
Georgi Georgiev Medzhidiliev	Calle Cristal 25, bl.2, 2-C, 29649, Riviera, Mijas Costas, Málaga, España	1,003
Miguel Angel Casales Ruiz	Calle Duquesa de Parcent 10, 1, 29001, Málaga, España	1,003
Eric Noel Marin-Bertin	Urbanización Grace Paradise, 16, Paseo De Dinamarca, Marbella, España	4,348
Tero-Matti Turunen	Dufourstrasse 26, 8702 Zollikon, Suiza	15,050
Thomas Niedermair	Calle Cornisa del Sol, Urb. Gunilla 9, 29692, Manilva, Málaga, España	1,672
Larbi Masdoua	Calle Faro Number 9, flat 5C, 29630 Benalmádena, Málaga, España	1,003
David Bustamante Torres	Rue des Erables Villa 175. California Golf Resort. Bouskoura. Casablanca, Marruecos	334

[1]

Note: Reflects the estimated pro forma share numbers taking into account (i) the Zalatoris Merger and AnyTech365 Merger and (ii) Company Stock issued in connection with any conversion or cancellation of any Company Warrants.

Exhibit A

Business Combination Agreement

[to be attached]